FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IndyMac ABS, Inc.	**0001060764**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 21, 2005, Series INABS 2005-C	**333-127617**

Name of Person Filing the Document
(If Other than the Registrant)


SEC MAIL PROCESSING
RECEIVED
SEP 2 2 2005
WASH, D.C.
185
SECTION




05066517


PROCESSED
SEP 2 3 2005
THOMSON
FINANCIAL

[TPW: NYLEGAL:342222.1] 19668-00009 06/03/2005 05:00 PM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 21, 2005

INDYMAC ABS, INC.

By: 

Name: **Isaac Carrillo**

Title: **Vice President**

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

$417,705,000

(APPROXIMATE)



IndyMac Bank

(SELLER & MASTER SERVICER)

Home Equity Mortgage Loan Asset-Backed Trust Series INABS 2005-C

IndyMac ABS, Inc.

(DEPOSITOR)

September 19, 2005


UBS Investment Bank

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by IndyMac Bank F.S.B. (the "Seller and Master Servicer"). *Such information should not be viewed as projections, forecasts, predictions, or* opinions with respect to value. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Seller and Master Servicer. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in *preparing the Computational Materials. The principal amount and designation of any security* described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN UBS). UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

IndyMac Bank

Home Equity Mortgage Loan Asset-Backed Trust
Series INABS 2005-C
$417,705,000 (APPROXIMATE)

Structure Overview

Class[1][2]	Initial Certificate Principal Balance ($)[3]	Certificate Type	Expected WAL (yr)[4][5] Call/Maturity	Expected Principal Window[4][5] Call / Maturity	Legal Final Maturity Date	Expected Ratings (S / M / F)
A-I-1[6]	268,995,000	FLT / SR / PT	2.28 / 2.46	1 - 77 / 1 - 174	10 / 2035	AAA / Aaa / AAA
A-II-1[6]	130,700,000	FLT / SR / SEQ	1.00 / 1.00	1 - 21 / 1 - 21	10 / 2035	AAA / Aaa / AAA
A-II-2[6]	136,550,000	FLT / SR / SEQ	3.00 / 3.00	21 - 77 / 21 - 79	10 / 2035	AAA / Aaa / AAA
A-II-3[6]	21,655,000	FLT / SR / SEQ	6.41 / 9.19	77 - 77 / 79 - 184	10 / 2035	AAA / Aaa / AAA
M-1[6,7]	25,550,000	FLT / MEZ	4.65 / 5.14	43 - 77 / 43 - 151	10 / 2035	AA+ / Aa1 / AA+
M-2[6,7]	22,400,000	FLT / MEZ	4.56 / 5.03	41 - 77 / 41 - 141	10 / 2035	AA+ / Aa2 / AA+
M-3[6,7]	15,050,000	FLT / MEZ	4.51 / 4.95	40 - 77 / 40 - 134	10 / 2035	AA / Aa3 / AA
M-4[6,7]	11,200,000	FLT / MEZ	4.48 / 4.91	40 - 77 / 40 - 128	10 / 2035	AA / A1 / AA-
M-5[6,7]	11,200,000	FLT / MEZ	4.46 / 4.86	39 - 77 / 39 - 122	10 / 2035	AA- / A2 / A+
M-6[6,7]	9,800,000	FLT / MEZ	4.45 / 4.82	38 - 77 / 38 - 116	10 / 2035	A+ / A3 / A
M-7[6,7]	10,500,000	FLT / MEZ	4.43 / 4.75	38 - 77 / 38 - 110	10 / 2035	A / Baa1 / A-
M-8[6,7]	7,350,000	FLT / MEZ	4.43 / 4.68	38 - 77 / 38 - 101	10 / 2035	BBB+ / Baa2 / BBB+
M-9[6,7]	6,300,000	FLT / MEZ	4.42 / 4.59	37 - 77 / 37 - 94	10 / 2035	BBB / Baa3 / BBB
M-10[6,7]	2,450,000	FLT / MEZ	4.40 / 4.51	37 - 77 / 37 - 86	10 / 2035	BBB / Ba1 / BBB-
M-11[6,7]	7,000,000	FLT / MEZ	4.36 / 4.37	37 - 77 / 37 - 82	10 / 2035	BBB- / Ba2 / BB+

(1) The Class A-I Certificates will be backed by a pool of adjustable-rate and fixed-rate, first lien residential, subprime mortgage loans with principal balances at origination that conform to Freddie Mac loan limits. The Class A-II Certificates will be backed by a pool of adjustable-rate and fixed-rate, first lien residential, subprime mortgage loans with principal balances at origination that may or may not conform to Fannie Mae and Freddie Mac loan limits. The Class M Certificates will be backed by all of the mortgage loans.

(2) The Offered Certificates will be subject to the Net WAC Rate Cap as described herein.

(3) Subject to a variance of +/- 5%.

(4) To 10% Optional Termination at the Pricing Speed.

(5) To maturity at the Pricing Speed.

(6) Beginning with the first Distribution Date after the Optional Termination Date, the certificate margin for each of the Class A Certificates will increase to *two times* (2x) each such Certificate's initial certificate margin and the certificate margin for each of the Class M Certificates will increase to *one-and-a-half times* (1.5x) each such Certificate's initial certificate margin.

(7) The Class M Certificates will not receive principal distributions prior to the Stepdown Date.

Pricing Speed

Fixed-Rate Mortgage Loans:	4% CPR growing to 23% CPR over 12 months and 23% CPR thereafter
Adjustable-Rate Mortgage Loans:	2% CPR in month 1, building linearly (rounded to the nearest hundredth) to 30% CPR in month 12, remaining at 30% CPR until month 22, 50% CPR from month 23 to 27, and 35% CPR in month 28 and thereafter.

Transaction Overview

Trust:	Home Equity Mortgage Loan Asset-Backed Trust, Series INABS 2005-C.
Depositor:	IndyMac ABS, Inc.
Seller and Master Servicer:	IndyMac Bank F.S.B.
Lead Underwriter:	UBS Securities LLC.
Co-Manager:	Greenwich Capital Markets, Inc.
Trustee / Swap Administrator / Custodian:	Deutsche Bank National Trust Company.
Interest Rate Swap Provider:	Bear Stearns Financial Products Inc.
Interest Rate Cap Provider:	Bear Stearns Financial Products Inc.
Class A Certificates:	The Class A-I Certificates and Class A-II Certificates.
Class A-I Certificates:	The Class A-I-1 Certificates.
Class A-II Certificates:	The Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates.
Class M Certificates:	The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates, Class M-9 Certificates, Class M-10 Certificates and Class M-11 Certificates.
Offered Certificates:	The Class A-II Certificates and Class M Certificates.
Non-offered Certificates	The Class A-I Certificates.
Retained Certificates:	The Class C, Class P and Class R Certificates.
Expected Pricing Date:	The week of September 19, 2005.
Expected Closing Date:	On or about September 29, 2005.
Legal Final Maturity Date:	October 2035. This date represents the Distribution Date occurring in the first month following the maturity date of the latest maturing Mortgage Loan for the Offered Certificates.
Cut-off Date:	September 1, 2005.
Record Date:	The close of business on the business day immediately preceding the related Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in October 2005.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.

Transaction Overview (Continued)

Due Period: The Due Period with respect to any Distribution Date will commence on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.

Prepayment Period: The Prepayment Period with respect to any Distribution Date will be the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from September 1, 2005 and ending on the Determination Date of the calendar month in which such Distribution Date falls.

Interest Accrual Period: Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on the basis of a 360-day year and the actual number of days elapsed. Each class of Certificates will initially settle flat (no accrued interest).

Mortgage Loans: On the Closing Date a pool of adjustable-rate and fixed-rate, first lien, closed-end, subprime mortgage loans (the "Mortgage Loans") will be delivered to the trust. The Mortgage Loans will be separated into two groups. The "Group I Mortgage Loans" will have had principal balances at origination that conformed to Fannie Mae and Freddie Mac loan limits. The "Group II Mortgage Loans" will have had principal balances at origination that may or may not have conformed to Fannie Mae and Freddie Mac loan limits.

The information set forth herein, unless otherwise stated, is calculated as of the Cut-off Date with respect to a preliminary pool of Mortgage Loans expected to be delivered to the trust on the Closing Date (the "Statistical Pool"). The Statistical Pool consists of 2,734 Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $512,304,370. The Group I Mortgage Loans included in the Statistical Pool consist of approximately 1,4771 Mortgage Loans totaling $247,010,741. The Group II Mortgage Loans included in the Statistical Pool consist of approximately 1,257 Mortgage Loans totaling $265,293,629.

The aggregate principal balance of the Mortgage Loans included in the trust on the Closing Date is expected to be approximately $635,000,000. It is expected that the aggregate scheduled principal balance of the Mortgage Loans delivered to each loan group of the trust on the Closing Date will not vary from the foregoing balances by more than plus or minus 5%.

The principal balances of the Mortgage Loans as of the Cut-off Date represent scheduled balances as of September 1, 2005.

Pre-Funding Accounts: On the Closing Date, the Depositor will be required to deliver to the Trustee approximately $31,340,155 which will be held by the Trustee in a pre-funding account relating to the Group I Mortgage Loans (the "Group I Pre-Funding Account") and approximately $33,659,845 which will be held by the Trustee in another pre-funding account relating to the Group II Mortgage Loans (the "Group II Pre-Funding Account" and together with the Group I Pre-Funding Account, the "Pre-Funding Accounts").

The amount on deposit in the Pre-Funding Accounts will be used to purchase Mortgage Loans (the "Subsequent Mortgage Loans") during the 30-day period following the Closing Date (the "Funding Period"). Any amounts remaining in the Pre-Funding Accounts upon termination of the Funding Period will be distributed on the next Distribution Date to the holders of the related Class A Certificates in the manner set forth herein.

Interest Coverage Account: On the Closing Date, the Depositor may pay to the Trustee for deposit in an interest coverage account relating to each loan group, an amount to be applied by the Trustee to cover a portion of certain shortfalls in the amount of interest generated by the assets of the trust attributable to the pre-funding feature during the funding period.

Transaction Overview (Continued)

Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum and the Trustee Fee calculated at the Trustee Fee Rate of 0.002% per annum. The Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Servicing Advances:	The Master Servicer will be required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. The Master Servicer will be entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.
Optional Termination:	The Master Servicer (or if the Master Servicer fails to exercise its option, the NIMs Insurer, if any) will be permitted to purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the sum of (i) the aggregate Cut-Off Date principal balance of the Mortgage Loans delivered on the Closing Date and (ii) the aggregate principal balance of the Subsequent Mortgage Loans as of their respective subsequent cut-off dates.
Minimum Denominations:	$50,000 and integral multiples of $1 in excess thereof.
Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	It is expected that delivery of the certificates will be made in book-entry form through the Same-Day Funds Settlement System of The Depository Trust Company, which may include delivery through Clearstream, Sociėtė Anonyme or Euroclear System, on or about September 29, 2005 against payment therefore in immediately available funds.
ERISA Considerations:	The Class A and Class M Certificates are expected to be ERISA eligible, subject to certain investor-based qualifications. If you are a fiduciary of any retirement plan or other employee benefit arrangement subject to the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended, you should consult with counsel as to whether you can buy or hold an Offered Certificate.
SMMEA Eligibility:	Once the balances in the Pre-Funding Accounts have been reduced to zero, the Class A Certificates, Class M-1 Certificates, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA") for so long as they are rated not lower than the second highest rating category by one or more nationally recognized statistical rating organizations and, as such, will be legal investments for certain entities to the extent provided in SMMEA and applicable state laws.

Credit Enhancement

Credit Enhancement:

1) Excess Spread
2) Net Swap Payments received from the Swap Provider.
3) Overcollateralization ("OC")
4) Subordination

Excess Spread: The weighted average of the net mortgage rates of the Mortgage Loans may be greater than the weighted average of the Pass-Through Rates of the Class A Certificates and Class M Certificates, resulting in excess cash flow.

The monthly Excess Spread table is available at the end of this term sheet.

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period) plus any amounts on deposit in the Pre-Funding Accounts over (b) the sum of the aggregate Certificate Principal Balances of the Class A Certificates, Class M Certificates and Class P Certificates, after taking into account the distribution of principal on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to 1.90% of the aggregate principal balance, as of the Cut-off Date, of the Mortgage Loans delivered to the trust on the Closing Date Mortgage Loans plus amounts on deposit in the Pre-Funding Accounts on the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 3.80% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period) and (y) approximately $3,500,000 or (iii) if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Certificates will be fully funded on the Closing Date.

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralization Increase Amount: For any Distribution Date, will equal the lesser of (i) the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Distribution Date (calculated for this purpose only assuming 100% of the principal remittance amount on such Distribution Date has been distributed) and (ii) the Net Monthly Excess Cashflow for such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds, net of any Net Swap Payment made by the Trustee and the Swap Termination Payment (other than certain Swap termination payments resulting from an event of default or certain termination events with respect to the Swap provider), if any, over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the principal remittance amount.

Credit Enhancement (Continued)

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) calculated after taking into account distributions of principal to the holders of certificates then entitled to distributions of principal on such Distribution Date by (y) the aggregate principal balance of the Mortgage Loans, as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period to the extent received or advanced and principal prepayments received during the related Prepayment Period) and any amounts on deposit in the Pre-Funding Accounts.

CREDIT ENHANCEMENT PERCENTAGE

Certificate Class	Closing Date	After Stepdown Date
A	20.30%	40.60%
M-1	16.65%	33.30%
M-2	13.45%	26.90%
M-3	11.30%	22.60%
M-4	9.70%	19.40%
M-5	8.10%	16.20%
M-6	6.70%	13.40%
M-7	5.20%	10.40%
M-8	4.15%	8.30%
M-9	3.25%	6.50%
M-10	2.90%	5.80%
M-11	1.90%	3.80%

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in September 2008 and (B) the date that the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose without taking into account distributions of principal to the holders of the certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 40.60%.

Credit Enhancement (Continued)

Trigger Event:

With respect to any Distribution Date on or after the Stepdown Date, a Trigger Event is in effect if:

(a) the percentage obtained by dividing (x) the aggregate principal amount of Mortgage Loans delinquent 60 days or more (including Mortgage Loans in foreclosure, Mortgage Loans with respect to which the related mortgaged properties have been acquired by the Trust and Mortgage Loans discharged due to bankruptcy) by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, equals or exceeds 38% of the prior period's Senior Enhancement Percentage.

"Senior Enhancement Percentage" means, for any distribution date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balances of the Class M, Class B and Class P certificates and (ii) the Overcollateralization Amount (in each case after taking into account the distributions of the related Principal Distribution Amount for that distribution date) by (y) the sum of the aggregate Stated Principal Balance of the mortgage loans for that distribution date and any amounts on deposit in the Pre-Funding Accounts; or

(b) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received through the last day of the related Due Period) divided by the sum of (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (ii) the amount deposited in the Pre-funding Accounts on the Closing Date, exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
October 2007 through September 2008	1.20% for the first month, plus an additional 1/12th of 1.45% for each month thereafter
October 2008 through September 2009	2.65% for the first month, plus an additional 1/12th of 1.50% for each month thereafter
October 2009 through September 2010	4.15% for the first month, plus an additional 1/12th of 1.25% for each month thereafter
October 2010 through September 2011	5.40% for the first month, plus an additional 1/12th of 0.65% for each month thereafter
October 2011 through September 2012	6.05% for the first month, plus an additional 1/12th of 0.05% for each month thereafter
October 2012 and thereafter	6.10%

Payment of Interest

Pass-Through Rate: The Pass-Through Rate on any Distribution Date with respect to each class of Certificates will equal the lesser of (a) the related Formula Rate for such distribution date and (b) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: The Formula Rate for each class of Certificates will equal the lesser of (a) 1-Month LIBOR as of the related LIBOR Determination Date plus the applicable certificate margin and (b) the Maximum Cap Rate.

Interest Distribution Amount: The Interest Distribution Amount for each of the Class A and Class M Certificates on any Distribution Date will be equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable Pass-Through Rate for such class and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls not covered by Compensating Interest and shortfalls resulting from the application of the Relief Act in each case to the extent such shortfalls are not allocated to interest accrued on the Class C Certificates.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount on any Distribution Date will be equal to the sum of the Interest Distribution Amount for such Distribution Date with respect to the Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date with respect to the Class A Certificates.

Interest Carry Forward Amount: For each of the Class A Certificates and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (A) the Interest Distribution Amount for such class with respect to the prior Distribution Date, plus any undistributed Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess accrued at the Pass-Through Rate for such class.

Expense Adjusted Net Mortgage Rate: The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan as of the first day of the related Due Period minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.

Expense Adjusted Net Maximum Mortgage Rate: The per annum rate equal to the weighted average of the maximum mortgage rates (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the sum of (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.

Interest Rate Corridor Contract: Because the majority of the adjustable-rate Mortgage Loans will accrue interest based on 6-month LIBOR, with most having delayed first adjustments, and because the Pass-Through Rates on the Certificates will be calculated based on 1-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise distributable to such Certificates in certain periods. Because the adjustable-rate Mortgage Loans are constrained by interim caps, such shortfalls may also occur if either 6-month or 1-month LIBOR rise rapidly.

To mitigate the risk of such Basis Risk Shortfalls, the Certificates will have the benefit of an interest rate Cap contract. The notional schedule and strike rates for the Cap contract are available at the end of this term sheet.

Swap Agreement:

On the Closing Date, the Trustee will enter into a Swap Agreement with an initial notional amount of $0. Under the Swap Agreement, the Trust will be obligated to pay an amount equal to 4.300% per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Trust will be entitled to receive an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement from the Swap Provider, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("Net Swap Payment"). See the attached schedule.

Generally, the Net Swap Payment will be deposited into a Swap account (the "Swap Account") by the Swap Administrator pursuant to the Pooling and Servicing Agreement and a Swap administration agreement and amounts on deposit in the Swap Account will be distributed in accordance with the terms set forth in the Pooling and Servicing Agreement.

Upon early termination of the Swap Agreement, the Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. In the event that the Trust is required to make a Swap Termination Payment, in certain instances, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than certain Swap termination payments resulting from an event of default or certain termination events with respect to the Swap provider, which Swap termination payments will be subordinated to all distributions to noteholders).

On each Distribution Date, amounts in deposit in the Swap Account will be distributed as follows:

(i) from the Swap Account, to pay any unpaid interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay any unpaid interest including any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially;

(ii) from the Swap Account, to pay any principal first, on the Class A Certificates, *pro rata*, and second, on the Class M Certificates, sequentially, in accordance with the principal payment provisions described above in an amount necessary to maintain the applicable Overcollateralization Target Amount;

(iii) from the Swap Account, to pay any Realized Losses remaining on the Class M Certificates, sequentially; and

(iv) from the Swap Account, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates remaining unpaid in the same order of priority as described above.

Payment of Interest (Continued)

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be distributed from certain amounts received by the Swap Administrator from the Swap Agreement and from the Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Net WAC Rate Cap: Class A Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the (x) weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, in the case of the Group I Senior Certificates and the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans, in the case of the Group II Senior Certificates minus (y) the product of (i) Net Swap Payment (other than certain Swap termination payments resulting from an event of default or certain termination events with respect to the Swap provider) made to the Swap Provider expressed as a percentage, equal to a fraction, the numerator of which is equal to the Net Swap Payment made to the Swap Provider and the denominator of which is equal to the aggregate principal balance of the Mortgage Loans and (ii) 12 (the "Net Swap Payment Rate").

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the (x) weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current aggregate Certificate Principal Balance of the related Class A Certificates minus (y) the Net Swap Payment Rate.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each Class A and Class M Certificate is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus, the product of (a) a fraction, the numerator of which is equal to the Net Swap Payment made by the Swap Provider and the denominator of which is equal to the aggregate principal balance of the Mortgage Loans and (b) 12.

Payment of Interest (Continued)

Interest Payment Priority:

On each Distribution Date, interest collected or advanced on the Mortgage Loans will be distributed in the following order of priority:

(i) from Available Funds, to pay any Net Swap Payment or Swap Termination Payment owed to the Swap Provider (other than certain Swap termination payments resulting from an event of default or certain termination events with respect to the Swap provider);

(ii) from interest related to the Group I Mortgage Loans, to the holders of the Class A-I-1 Certificates the Senior Interest Distribution Amount related to such Certificates and from interest related to the Group II Mortgage Loans, to the holders of the Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, on a *pro rata* basis, the Senior Interest Distribution Amount related to such Certificates. Any interest related to a loan group remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(iii) from the aggregate interest remaining, to the holders of the Class M-1 Certificates the Interest Distribution Amount for such class;

(iv) from the aggregate interest remaining, to the holders of the Class M-2 Certificates the Interest Distribution Amount for such class;

(v) from the aggregate interest remaining, to the holders of the Class M-3 Certificates the Interest Distribution Amount for such class;

(vi) from the aggregate interest remaining, to the holders of the Class M-4 Certificates the Interest Distribution Amount for such class;

(vi) from the aggregate interest remaining, to the holders of the Class M-5 Certificates the Interest Distribution Amount for such class;

(vii) from the aggregate interest remaining, to the holders of the Class M-6 Certificates the Interest Distribution Amount for such class;

(viii) from the aggregate interest remaining, to the holders of the Class M-7 Certificates the Interest Distribution Amount for such class;

(ix) from the aggregate interest remaining, to the holders of the Class M-8 Certificates the Interest Distribution Amount for such class;

(x) from the aggregate interest remaining, to the holders of the Class M-9 Certificates the Interest Distribution Amount for such class;

(xi) from the aggregate interest remaining, to the holders of the Class M-10 Certificates the Interest Distribution Amount for such class; and

(xii) from the aggregate interest remaining, to the holders of the Class M-11 Certificates the Interest Distribution Amount for such class.

Payment of Principal

Class A-I Principal Distribution Amount:	The Class A-I Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 59.40% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, minus approximately $1,687,547.
Class A-II Principal Distribution Amount:	The Class A-II Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 59.40% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the related pre-funding account, minus approximately $1,812,453.
Class M-1 Principal Distribution Amount:	The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of principal to the Class A-I and Class A-II Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 66.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,500,000.
Class M-2 Principal Distribution Amount:	The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 73.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,500,000.

Payment of Principal (Continued)

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 77.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,500,000.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 80.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,500,000.

Class M-5 Principal Distribution Amount:

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 83.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,500,000.

Payment of Principal (Continued)

Class M-6 Principal Distribution Amount:	The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 86.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,500,000.
Class M-7 Principal Distribution Amount:	The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 89.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,500,000.
Class M-8 Principal Distribution Amount:	The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and Class M-7 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 91.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,500,000.

Payment of Principal (Continued)

Class M-9 Principal Distribution Amount:

The Class M-9 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates and Class M-8 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,500,000.

Class M-10 Principal Distribution Amount:

The Class M-10 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,500,000.

Class M-11 Principal Distribution Amount:

The Class M-11 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (I) the aggregate Certificate Principal Balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates (after taking into account the payment of principal to the Class A-I, Class A-II, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, and Class M-10 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-11 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 96.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled principal received or advanced and prepayments in the related prepayment period) plus amounts on deposit in the pre-funding accounts, minus approximately $3,500,000.

Payment of Principal (Continued)

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, amounts collected in respect of principal on the Mortgage Loans will be distributed as follows:

(i) from Available Funds, to pay any Net Swap Payment or the Swap Termination Payment to the Swap Provider (other than certain Swap termination payments resulting from an event of default or certain termination events with respect to the Swap provider);

(ii) principal related to the Group I Mortgage Loans will be distributed first, to the holders of the Class A-I-1 until the certificate principal balances thereof have been reduced to zero, and second, any such principal remaining will be distributed, after taking into account the amount distributed pursuant to clause (ii) below, sequentially to the holders of each class of Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, in that order, until the Certificate Principal Balances thereof have been reduced to zero;

(iii) principal related to the Group II Mortgage Loans, will be distributed first, *sequentially*, to the holders of the Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, in that order, until the Certificate Principal Balance of each respective class has been reduced to zero and second, any such principal remaining will be distributed, after taking into account the amount distributed pursuant to clause (i) above, to the holders of the Class A-I-1 Certificates, until the certificate principal balances thereof have been reduced to zero;

(iv) to the holders of the Class M-1 Certificates, any principal remaining after the distribution of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-2 Certificates, any principal remaining after the distribution of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-3 Certificates, any principal remaining after the distribution of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-4 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv) and (v) above until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-5 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-7 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-8 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-9 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x) above until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-10 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xi) above until the Certificate Principal Balance thereof has been reduced to zero; and

(xi) to the holders of the Class M-11 Certificates, any principal remaining after the distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi) and (xii) above until the Certificate Principal Balance thereof has been reduced to zero.

Principal Payment Priority (continued):

On each Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, amounts collected or advanced in respect of principal will be distributed as follows:

(i) from Available Funds, to pay any Net Swap Payment or the Swap Termination Payment to the Swap Provider (other than certain Swap termination payments resulting from an event of default or certain termination events with respect to the Swap provider)

(ii) (a) principal related to the Group I Mortgage Loans will be distributed first, to the holders of the Class A-I-1 until the respective certificate principal balances thereof have been reduced to zero.

Any principal related to the Group I Mortgage Loans remaining undistributed will be distributed sequentially to the holders of each class of Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, in that order up to an amount equal to the Class A-II Principal Distribution Amount remaining undistributed after taking into account the distribution of principal related to the Group II Mortgage Loans as described in (b) below, until the Certificate Principal Balances thereof has been reduced to zero.

(b) principal related to the Group II Mortgage Loans will be distributed first, *sequentially* to the holders of the Class A-II-1 Certificates, Class A-II-2 Certificates and Class A-II-3 Certificates, in that order, up to the class A-II Principal Distribution Amount, until the Certificate Principal Balances thereof have been reduced to zero.

Any principal related to the Group II Mortgage Loans remaining undistributed will be distributed to the holders of the Class A-I-1 Certificates, up to the Class A-I Principal Distribution Amount remaining undistributed after taking into account the distribution in (a) above until the Certificate Principal Balance thereof has been reduced to zero.

(iii) to the holders of the Class M-1 Certificates, any principal remaining after distribution of (i) above, up to the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any principal remaining after distribution of (i) and (ii) above, up to the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any principal remaining after distribution of (i), (ii) and (iii) above, up to the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any principal remaining after distribution of (i), (ii), (iii) and (iv) above, up to the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv) and (v) above, up to the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v) and (vi) above, up to the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi) and (vii), up to the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-8 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii), up to the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-9 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi), (vii) (viii) and (ix), up to the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xi) to the holders of the Class M-10 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) (ix) and (x),up to the Class M-10 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xii) to the holders of the Class M-11 Certificates, any principal remaining after distribution of (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xi),up to the Class M-11 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Payment of Principal (Continued)

Allocation of Losses:

Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Overcollateralization Amount. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates after giving effect to Principal Distributions on such date exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, plus any amounts remaining in the Pre-funding Accounts, such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-11, Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, as described below.

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow will be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount to be distributed as part of the principal distributions described above and allocated *pro rata* between the loan groups based on the amount of principal received from each loan group;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

Payment of Principal (Continued)

Monthly Excess Cashflow Distributions (cont'd):

(ix) to the holders of the Class M-6 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(x) to the holders of the Class M-6 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) to the holders of the Class M-7 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xv) to the holders of the Class M-7 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xvi) to the holders of the Class M-8 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates; and

(xvii) to the holders of the Class M-8 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xviii) to the holders of the Class M-9 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xix) to the holders of the Class M-9 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xx) to the holders of the Class M-10 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xxi) to the holders of the Class M-10 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xxii) to the holders of the Class M-11 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xxiii) to the holders of the Class M-11 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xxiv) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required to distribute to the holders of the Certificates any Net WAC Rate Carryover Amounts for such classes after taking into account any amounts received under the Cap Contract; and

(xxv) to the Swap Provider, any Swap Termination Payments resulting from an event of default or certain termination events with the respect to the Swap Provider; and

(xxvi) to the holders of the Class C Certificates, Class R Certificates and Class P Certificates as provided in the Pooling and Servicing Agreement.

Sensitivity Analysis

TO OPTIONAL TERMINATION

Class	PPA:	50%	75%	100%	125%	150%
A-II-1	Avg Life (yrs)	1.59	1.21	1.00	0.86	0.76
	First Principal Payment Period	1	1	1	1	1
	Last Principal Payment Period	35	25	21	18	15
A-II-2	Avg Life (yrs)	6.07	4.12	3.00	2.14	1.81
	First Principal Payment Period	35	25	21	18	15
	Last Principal Payment Period	154	104	77	60	30
A-II-3	Avg Life (yrs)	12.82	8.66	6.41	4.99	2.66
	First Principal Payment Period	154	104	77	60	30
	Last Principal Payment Period	154	104	77	60	34
M-1	Avg Life (yrs)	8.51	5.75	4.65	4.73	3.82
	First Principal Payment Period	50	38	43	52	34
	Last Principal Payment Period	154	104	77	60	48
M-2	Avg Life (yrs)	8.51	5.75	4.56	4.31	3.99
	First Principal Payment Period	50	37	41	47	48
	Last Principal Payment Period	154	104	77	60	48
M-3	Avg Life (yrs)	8.51	5.75	4.51	4.10	3.96
	First Principal Payment Period	50	37	40	44	46
	Last Principal Payment Period	154	104	77	60	48
M-4	Avg Life (yrs)	8.51	5.75	4.48	4.00	3.78
	First Principal Payment Period	50	37	40	43	43
	Last Principal Payment Period	154	104	77	60	48
M-5	Avg Life (yrs)	8.51	5.75	4.46	3.92	3.63
	First Principal Payment Period	50	37	39	41	41
	Last Principal Payment Period	154	104	77	60	48
M-6	Avg Life (yrs)	8.51	5.75	4.45	3.87	3.52
	First Principal Payment Period	50	37	38	40	40
	Last Principal Payment Period	154	104	77	60	48
M-7	Avg Life (yrs)	8.51	5.75	4.43	3.82	3.43
	First Principal Payment Period	50	37	38	39	38
	Last Principal Payment Period	154	104	77	60	48
M-8	Avg Life (yrs)	8.51	5.75	4.43	3.79	3.36
	First Principal Payment Period	50	37	38	39	37
	Last Principal Payment Period	154	104	77	60	48
M-9	Avg Life (yrs)	8.51	5.75	4.42	3.75	3.32
	First Principal Payment Period	50	37	37	38	37
	Last Principal Payment Period	154	104	77	60	48
M-10	Avg Life (yrs)	8.51	5.75	4.40	3.74	3.30
	First Principal Payment Period	50	37	37	38	36
	Last Principal Payment Period	154	104	77	60	48
M-11	Avg Life (yrs)	8.43	5.69	4.36	3.70	3.23
	First Principal Payment Period	50	37	37	37	36
	Last Principal Payment Period	154	104	77	60	48

Sensitivity Analysis

TO MATURITY

Class	PPA:	50%	75%	100%	125%	150%
A-II-1	Avg Life (yrs)	1.59	1.21	1.00	0.86	0.76
	First Principal Payment Period	1	1	1	1	1
	Last Principal Payment Period	35	25	21	18	15
A-II-2	Avg Life (yrs)	6.07	4.12	3.00	2.14	1.81
	First Principal Payment Period	35	25	21	18	15
	Last Principal Payment Period	156	106	79	61	30
A-II-3	Avg Life (yrs)	17.55	12.32	9.19	7.18	2.66
	First Principal Payment Period	156	106	79	61	30
	Last Principal Payment Period	312	240	184	145	34
M-1	Avg Life (yrs)	9.37	6.40	5.14	5.13	6.24
	First Principal Payment Period	50	38	43	52	34
	Last Principal Payment Period	276	201	151	119	115
M-2	Avg Life (yrs)	9.34	6.37	5.03	4.67	4.87
	First Principal Payment Period	50	37	41	47	51
	Last Principal Payment Period	263	188	141	110	89
M-3	Avg Life (yrs)	9.31	6.34	4.95	4.45	4.29
	First Principal Payment Period	50	37	40	44	46
	Last Principal Payment Period	252	179	134	104	84
M-4	Avg Life (yrs)	9.28	6.31	4.91	4.33	4.04
	First Principal Payment Period	50	37	40	43	43
	Last Principal Payment Period	243	171	128	100	80
M-5	Avg Life (yrs)	9.24	6.28	4.86	4.23	3.88
	First Principal Payment Period	50	37	39	41	41
	Last Principal Payment Period	235	164	122	95	77
M-6	Avg Life (yrs)	9.18	6.24	4.82	4.15	3.74
	First Principal Payment Period	50	37	38	40	40
	Last Principal Payment Period	225	156	116	90	73
M-7	Avg Life (yrs)	9.10	6.18	4.75	4.07	3.63
	First Principal Payment Period	50	37	38	39	38
	Last Principal Payment Period	214	148	110	85	68
M-8	Avg Life (yrs)	8.99	6.10	4.68	3.98	3.52
	First Principal Payment Period	50	37	38	39	37
	Last Principal Payment Period	199	137	101	79	63
M-9	Avg Life (yrs)	8.85	5.99	4.59	3.89	3.42
	First Principal Payment Period	50	37	37	38	37
	Last Principal Payment Period	185	127	94	73	58
M-10	Avg Life (yrs)	8.71	5.89	4.51	3.82	3.36
	First Principal Payment Period	50	37	37	38	36
	Last Principal Payment Period	170	116	86	67	53
M-11	Avg Life (yrs)	8.46	5.71	4.37	3.71	3.24
	First Principal Payment Period	50	37	37	37	36
	Last Principal Payment Period	163	111	82	64	51

Breakeven Analysis

STATIC

Class	M1	M2	M3	M4	M5	M6
Rating (S / M / F)	AA+ / Aa1 / AA+	AA+ / Aa2 / AA+	AA / Aa3 / AA	AA / A1 / AA-	AA- / A2 / A+	A+ / A3 / A
Loss Severity	40.00%	40.00%	40.00%	40.00%	40.00%	40.00%
LIBOR	Static	Static	Static	Static	Static	Static
Default (CDR)	26.42	21.12	17.95	15.76	13.71	11.99
Collateral Loss (%)	20.32	17.53	15.64	14.22	12.80	11.53

Class	M7	M8	M9	M10	M11
Rating (S / M / F)	A / Baa1 / A-	BBB+ / Baa2 / BBB+	BBB / Baa3 / BBB	BBB / Ba1 / BBB-	BBB- / Ba2 / BB+
Loss Severity	40.00%	40.00%	40.00%	40.00%	40.00%
LIBOR	Static	Static	Static	Static	Static
Default (CDR)	10.18	8.97	7.91	7.52	6.65
Collateral Loss (%)	10.11	9.10	8.19	7.84	7.05

Breakeven Analysis

FORWARD

Class	M1	M2	M3	M4	M5	M6
Rating (S / M / F)	AA+ / Aa1 / AA+	AA+ / Aa2 / AA+	AA / Aa3 / AA	AA / A1 / AA-	AA- / A2 / A+	A+ / A3 / A
Loss Severity	40.00%	40.00%	40.00%	40.00%	40.00%	40.00%
LIBOR	Forward	Forward	Forward	Forward	Forward	Forward
Default (CDR)	26.28	20.92	17.72	15.51	13.43	11.70
Collateral Loss (%)	20.25	17.41	15.50	14.05	12.60	11.31

Class	M7	M8	M9	M10	M11
Rating (S / M / F)	A / Baa1 / A-	BBB+ / Baa2 / BBB+	BBB / Baa3 / BBB	BBB / Ba1 / BBB-	BBB- / Ba2 / BB+
Loss Severity	40.00%	40.00%	40.00%	40.00%	40.00%
LIBOR	Forward	Forward	Forward	Forward	Forward
Default (CDR)	9.88	8.66	7.62	7.25	6.44
Collateral Loss (%)	9.87	8.84	7.94	7.60	6.86

Assumptions

Run at Pricing Speed to Maturity
All Trigger Events Failing
12 month lag to recovery
"Break" is CDR that creates the first dollar loss on the related bond
Defaults are in addition to prepayments
Servicer advances 100% until liquidation

Interest Rate Cap Notional Schedule

Period	Notional Schedule	Cap Strike
1	700,000,000	4.45%
2	695,635,000	4.45%
3	688,351,000	4.45%
4	678,847,000	4.45%
5	667,123,000	4.45%
6	653,190,000	4.45%
7	N/A	N/A

Swap Notional Schedule

Period	Notional Schedule	Swap Strike (%)
1	0	N/A
2	0	N/A
3	0	N/A
4	0	N/A
5	0	N/A
6	0	N/A
7	637,089,000	4.30%
8	618,873,000	4.30%
9	598,626,000	4.30%
10	576,447,000	4.30%
11	552,728,000	4.30%
12	527,757,000	4.30%
13	503,444,000	4.30%
14	480,262,000	4.30%
15	458,162,000	4.30%
16	437,092,000	4.30%
17	417,005,000	4.30%
18	397,853,000	4.30%
19	379,594,000	4.30%
20	362,178,000	4.30%
21	345,532,000	4.30%
22	329,465,000	4.30%
23	302,894,000	4.30%
24	275,717,000	4.30%
25	251,312,000	4.30%
26	229,399,000	4.30%
27	209,774,000	4.30%
28	197,206,000	4.30%
29	186,930,000	4.30%
30	177,226,000	4.30%
31	168,058,000	4.30%
32	159,390,000	4.30%
33	151,192,000	4.30%
34	143,438,000	4.30%
35	136,103,000	4.30%
36	58,584,000	4.30%
37	56,293,000	4.30%
38	54,095,000	4.30%
39	51,987,000	4.30%
40	49,964,000	4.30%
41	48,023,000	4.30%
42	42,714,000	4.30%
43	41,135,000	4.30%
44	39,616,000	4.30%
45	38,153,000	4.30%
46	36,746,000	4.30%
47	35,390,000	4.30%
48	0	N/A

Effective Net WAC Rate Cap (%) for the Class A-I Certificates

Period	Effective Rate(1), (2)	Net WAC Cap(1), (2)	Period	Effective Rate(1), (2)	Net WAC Cap(1), (2)	Period	Effective Rate(1), (2)	Net WAC Cap(1), (2)
1	22:76%	7.21%	35	17.21%	7.66%	69	10.15%	7.67%
2	22.19%	6.67%	36	13.46%	7.88%	70	10.47%	7.92%
3	22.36%	6.89%	37	13.81%	8.14%	71	10.11%	7.65%
4	22.07%	6.67%	38	13.47%	7.89%	72	10.09%	7.64%
5	21.97%	6.67%	39	13.73%	8.12%	73	10.40%	7.88%
6	22.58%	7.38%	40	13.39%	7.88%	74	10.04%	7.62%
7	22.00%	6.33%	41	13.34%	7.87%	75	10.36%	7.86%
8	21.93%	6.42%	42	14.69%	8.63%	76	10.00%	7.60%
9	21.65%	6.33%	43	13.69%	7.86%	77	9.98%	7.59%
10	21.53%	6.43%	44	13.97%	8.09%			
11	21.20%	6.34%	45	13.61%	7.84%			
12	20.94%	6.35%	46	13.90%	8.07%			
13	20.77%	6.45%	47	13.54%	7.82%			
14	20.41%	6.35%	48	10.51%	7.88%			
15	20.26%	6.46%	49	10.85%	8.13%			
16	19.90%	6.36%	50	10.48%	7.86%			
17	19.66%	6.36%	51	10.81%	8.11%			
18	19.77%	6.72%	52	10.44%	7.84%			
19	19.18%	6.37%	53	10.43%	7.83%			
20	19.06%	6.49%	54	11.57%	8.66%			
21	18.72%	6.38%	55	10.44%	7.81%			
22	18.61%	6.50%	56	10.76%	8.06%			
23	18.05%	6.38%	57	10.40%	7.79%			
24	19.36%	7.59%	58	10.72%	8.04%			
25	19.26%	7.89%	59	10.35%	7.77%			
26	18.60%	7.71%	60	10.34%	7.76%			
27	18.37%	7.87%	61	10.67%	8.01%			
28	17.90%	7.69%	62	10.30%	7.74%			
29	17.69%	7.69%	63	10.62%	7.99%			
30	18.55%	8.07%	64	10.26%	7.72%			
31	17.95%	7.68%	65	10.24%	7.71%			
32	17.99%	7.86%	66	11.31%	8.53%			
33	17.57%	7.67%	67	10.20%	7.69%			
34	17.62%	7.86%	68	10.51%	7.94%			

(1) Assumes 1M LIBOR, 6M LIBOR, and 1YR CMT increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes all proceeds from the Interest Rate Cap Agreement and Interest Rate Swap Agreement are received and applied.

Effective Net WAC Rate Cap (%) for the Class A-II Certificates

Period	Effective Rate[1], [2]	Net WAC Cap[1], [2]	Period	Effective Rate[1], [2]	Net WAC Cap[1], [2]	Period	Effective Rate[1], [2]	Net WAC Cap[1], [2]
1	22.76%	7.21%	35	16.90%	7.60%	69	9.70%	7.74%
2	22.19%	6.66%	36	12.96%	7.77%	70	10.01%	7.99%
3	22.36%	6.89%	37	13.31%	8.01%	71	9.67%	7.72%
4	22.06%	6.66%	38	12.99%	7.78%	72	9.65%	7.72%
5	21.97%	6.66%	39	13.23%	8.00%	73	9.95%	7.97%
6	22.57%	7.38%	40	12.91%	7.77%	74	9.61%	7.70%
7	22.00%	6.32%	41	12.87%	7.76%	75	9.91%	7.95%
8	21.93%	6.41%	42	14.00%	8.51%	76	9.58%	7.69%
9	21.65%	6.33%	43	13.08%	7.76%	77	9.56%	7.68%
10	21.53%	6.43%	44	13.35%	7.99%			
11	21.20%	6.34%	45	13.02%	7.75%			
12	20.94%	6.35%	46	13.28%	7.98%			
13	20.77%	6.45%	47	12.95%	7.74%			
14	20.42%	6.36%	48	9.90%	7.80%			
15	20.27%	6.47%	49	10.23%	8.05%			
16	19.91%	6.37%	50	9.88%	7.79%			
17	19.67%	6.37%	51	10.19%	8.04%			
18	19.78%	6.73%	52	9.85%	7.78%			
19	19.20%	6.39%	53	9.83%	7.77%			
20	19.08%	6.50%	54	10.89%	8.60%			
21	18.74%	6.40%	55	9.82%	7.76%			
22	18.65%	6.54%	56	10.13%	8.01%			
23	18.10%	6.43%	57	9.79%	7.75%			
24	19.03%	7.43%	58	10.10%	8.00%			
25	19.00%	7.78%	59	9.76%	7.74%			
26	18.36%	7.61%	60	9.84%	7.79%			
27	18.13%	7.79%	61	10.16%	8.05%			
28	17.67%	7.61%	62	9.81%	7.78%			
29	17.47%	7.61%	63	10.12%	8.03%			
30	18.17%	7.98%	64	9.78%	7.77%			
31	17.62%	7.61%	65	9.76%	7.76%			
32	17.65%	7.79%	66	10.80%	8.59%			
33	17.25%	7.60%	67	9.74%	7.75%			
34	17.30%	7.79%	68	10.05%	8.00%			

(3) Assumes 1M LIBOR, 6M LIBOR, and 1YR CMT increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes all proceeds from the Interest Rate Cap Agreement and Interest Rate Swap Agreement are received and applied.

Effective Net WAC Rate Cap (%) for the Class M Certificates

Period	Effective Rate(1), (2)	Net WAC Cap(1), (2)	Period	Effective Rate(1), (2)	Net WAC Cap(1), (2)	Period	Effective Rate(1), (2)	Net WAC Cap(1), (2)
1	22.76%	7.21%	35	16.90%	7.63%	69	9.70%	7.71%
2	22.19%	6.67%	36	12.96%	7.82%	70	10.01%	7.96%
3	22.36%	6.89%	37	13.31%	8.07%	71	9.67%	7.69%
4	22.06%	6.67%	38	12.99%	7.83%	72	9.65%	7.68%
5	21.97%	6.67%	39	13.23%	8.06%	73	9.95%	7.93%
6	22.57%	7.38%	40	12.91%	7.82%	74	9.61%	7.67%
7	22.00%	6.32%	41	12.87%	7.81%	75	9.91%	7.91%
8	21.93%	6.42%	42	14.00%	8.57%	76	9.58%	7.65%
9	21.65%	6.33%	43	13.08%	7.81%	77	9.56%	7.64%
10	21.53%	6.43%	44	13.35%	8.03%			
11	21.20%	6.34%	45	13.02%	7.79%			
12	20.94%	6.35%	46	13.28%	8.02%			
13	20.77%	6.45%	47	12.95%	7.78%			
14	20.42%	6.36%	48	9.90%	7.84%			
15	20.27%	6.46%	49	10.23%	8.09%			
16	19.91%	6.36%	50	9.88%	7.82%			
17	19.67%	6.37%	51	10.19%	8.08%			
18	19.78%	6.73%	52	9.85%	7.81%			
19	19.20%	6.38%	53	9.83%	7.80%			
20	19.08%	6.50%	54	10.89%	8.63%			
21	18.74%	6.39%	55	9.82%	7.78%			
22	18.65%	6.52%	56	10.13%	8.04%			
23	18.10%	6.41%	57	9.79%	7.77%			
24	19.03%	7.51%	58	10.10%	8.02%			
25	19.00%	7.83%	59	9.76%	7.76%			
26	18.36%	7.66%	60	9.84%	7.78%			
27	18.13%	7.83%	61	10.16%	8.03%			
28	17.67%	7.65%	62	9.81%	7.76%			
29	17.47%	7.65%	63	10.12%	8.01%			
30	18.17%	8.02%	64	9.78%	7.75%			
31	17.62%	7.64%	65	9.76%	7.74%			
32	17.65%	7.83%	66	10.80%	8.56%			
33	17.25%	7.64%	67	9.74%	7.72%			
34	17.30%	7.82%	68	10.05%	7.97%			

(5) Assumes 1M LIBOR, 6M LIBOR, and 1YR CMT increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(6) Assumes all proceeds from the Interest Rate Cap Agreement and Interest Rate Swap Agreement are received and applied.

Excess Spread Table[(1), (2)]

Period	FWD 1ML (%)	FWD 6ML (%)	FWD 1YR CMT (%)	Static Index XS (%)	FWD Index XS (%)
1	3.8074	4.0249	3.8320	2.70	2.70
2	3.8792	4.0796	3.8666	2.66	2.59
3	3.9834	4.1327	3.8983	2.80	2.62
4	4.0414	4.1739	3.8972	2.66	2.42
5	4.1098	4.1955	3.8894	2.66	2.35
6	4.1235	4.2105	3.8685	3.07	2.78
7	4.1495	4.2258	3.8444	2.30	2.30
8	4.1897	4.2313	3.8314	2.32	2.31
9	4.2101	4.2332	3.8355	2.31	2.29
10	4.1737	4.2325	3.8575	2.33	2.31
11	4.1852	4.2410	3.8848	2.31	2.29
12	4.2196	4.2505	3.9448	2.31	2.28
13	4.1824	4.2547	3.9968	2.34	2.30
14	4.1977	4.2683	4.0538	2.32	2.27
15	4.2114	4.2836	4.0684	2.35	2.30
16	4.2249	4.2959	4.1064	2.32	2.26
17	4.2387	4.3085	4.1344	2.32	2.25
18	4.2508	4.3227	4.1306	2.43	2.36
19	4.2642	4.3329	4.1282	2.32	2.24
20	4.2765	4.3340	4.1174	2.36	2.27
21	4.2895	4.3345	4.0990	2.32	2.22
22	4.3018	4.3335	4.0755	2.38	2.27
23	4.3153	4.3317	4.0482	2.34	2.21
24	4.3108	4.3287	4.0197	3.47	3.50
25	4.2706	4.3265	3.9928	3.68	3.73
26	4.2782	4.3335	3.9592	3.62	3.65
27	4.2846	4.3404	3.9526	3.67	3.69
28	4.2922	4.3468	3.9399	3.60	3.61
29	4.2979	4.3526	3.9211	3.60	3.59
30	4.3037	4.3590	3.9292	3.73	3.74
31	4.3105	4.3662	3.9308	3.59	3.58
32	4.3171	4.3765	3.9367	3.65	3.65
33	4.3231	4.3866	3.9463	3.57	3.56
34	4.3283	4.3955	3.9593	3.64	3.62
35	4.3344	4.4055	3.9749	3.56	3.53
36	4.3443	4.4152	3.9925	3.76	3.60
37	4.3681	4.4234	4.0112	3.88	3.73
38	4.3749	4.4303	4.0304	3.73	3.55
39	4.3805	4.4361	4.0496	3.86	3.69
40	4.3868	4.4422	4.0690	3.75	3.55
41	4.3929	4.4481	4.0884	3.75	3.55
42	4.3977	4.4534	4.1078	4.09	3.95
43	4.4048	4.4605	4.1271	3.75	3.55
44	4.4099	4.4732	4.1462	3.86	3.67
45	4.4155	4.4860	4.1650	3.74	3.53
46	4.4212	4.4987	4.1834	3.85	3.65
47	4.4264	4.5108	4.2011	3.73	3.51
48	4.4364	4.5229	4.2291	3.80	3.48
49	4.4765	4.5338	4.2337	3.93	3.59
50	4.4833	4.5403	4.2483	3.78	3.42
51	4.4897	4.5457	4.2615	3.91	3.56
52	4.4954	4.5524	4.2738	3.76	3.39
53	4.5008	4.5575	4.2847	3.75	3.37
54	4.5055	4.5628	4.2945	4.16	3.86
55	4.5122	4.5713	4.3031	3.74	3.36
56	4.5172	4.5831	4.3106	3.87	3.51
57	4.5226	4.5966	4.3170	3.72	3.33
58	4.5279	4.6098	4.3228	3.85	3.48
59	4.5331	4.6226	4.3280	3.71	3.31
60	4.5482	4.6356	4.3330	3.73	3.35
61	4.5883	4.6474	4.3373	3.86	3.48
62	4.5944	4.6525	4.3420	3.71	3.29
63	4.6001	4.6579	4.3465	3.84	3.44
64	4.6057	4.6637	4.3514	3.69	3.26
65	4.6109	4.6683	4.3562	3.69	3.25
66	4.6152	4.6735	4.3611	4.09	3.74
67	4.6211	4.6796	4.3660	3.67	3.23
68	4.6258	4.6840	4.3711	3.80	3.38
69	4.6318	4.6893	4.3761	3.65	3.20
70	4.6359	4.6942	4.3816	3.79	3.36
71	4.6405	4.6989	4.3872	3.65	3.19
72	4.6459	4.7044	4.3819	3.65	3.20
73	4.6511	4.7075	4.3996	3.79	3.36
74	4.6555	4.7118	4.4065	3.65	3.19
75	4.6602	4.7155	4.4137	3.79	3.35
76	4.6641	4.7199	4.4216	3.65	3.18
77	4.6686	4.7231	4.4300	3.65	3.18

(1) Assumes the pricing Speeds
(2) Calculated as (a) interest on the collateral (net of the trust administrations, master servicing, servicing fees and monthly rebates payable to borrowers) and net cap or swap collections, less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period, such amount multiplied by 12

UBS

Mortgage Finance

Paul Scialabba	212-713-9832
Patrick Fitzsimonds	212-713-6271
Sharmeen Khan	212-713-6252

Structuring / Collateral

Michael Boyle	212-713-4129
Jennie Tom	212-713-4701
Brian Kramer	212-713-1040

Trading / Syndicate

Jack McCleary	212-713-4330
Stu Lippman	212-713-4330

Rating Agencies

Moody's Investors Service

Eric Fellows
Tel: (415) 274-1728
Email: eric.fellows@moodys.com

Standard & Poors

Victor Bhagat
Tel: (212) 438-1130
Email: victor_bhagat@sandp.com

Fitch Ratings

Kei Ishidoya
Tel: (212) 908-0238
Email: kei.ishidoya@fitchratings.com

$417,705,000

(APPROXIMATE)



IndyMac Bank

(SELLER & MASTER SERVICER)

Home Equity Mortgage Loan Asset-Backed Trust Series INABS 2005-C

IndyMac ABS, Inc.

(DEPOSITOR)

September 19, 2005



UBS Investment Bank

COMPUTATIONAL MATERIALS DISCLAIMER

The analysis in this report is based on information provided by IndyMac Bank F.S.B. (the "Seller and Master Servicer"). Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. This report does not contain all information that is required to be included in the Prospectus and Prospectus Supplement (the "Final Prospectus"), particularly with respect to the risk and special considerations associated with an investment in the securities. Investors are urged to read the Final Prospectus and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. The information herein is preliminary and is subject to completion. The information herein supersedes information contained in any prior materials relating to these securities. This report is not an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Seller and Master Servicer. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN UBS). UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

Description of the Aggregate Collateral

Aggregate Collateral Summary

		Summary Statistics	Range (if applicable)	
			Minimum	Maximum
Number of Mortgage Loans:		2,734		
Aggregate Current Principal Balance:		$512,304,370		
Average Current Principal Balance:		$187,383	$14,910	$900,000
Aggregate Original Principal Balance:		$512,608,176		
Average Original Principal Balance:		$187,494	$14,910	$900,000
Fully Amortizing Mortgage Loans:		85.13%		
Interest Only Loans:		14.83%		
1st Lien:		100.00%		
Wtd. Avg. Mortgage Rates:		7.389%	4.750%	12.500%
Wtd. Avg. Original Term (months):		358	180	360
Wtd. Avg. Remaining Term (months):		357	175	360
Margin (ARM Loans Only):		5.557%	2.750%	8.375%
Maximum Interest Rate (ARM Loans Only):		13.526%	10.875%	18.500%
Minimum Interest Rate (ARM Loans Only):		5.605%	2.750%	9.875%
Wtd. Avg. Original LTV:		78.26%	8.92%	100.00%
Wtd. Avg. Borrower FICO:		618	0	811
Wtd. Avg. Debt to Income Ratio:		40.31%		
Geographic Distribution (Top 5):	New York	13.61%		
	Florida	13.37%		
	California	12.68%		
	New Jersey	9.33%		
	Maryland	6.24%		
	Other	44.77%		
	Total:	100.00%		

Aggregate Distribution by Current Unpaid Principal Balance

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1. - 50,000.	138	5,330,345	1.04	38,626	8.9211	70.80	592	64.63	34.02
50,001. - 100,000.	463	35,934,221	7.01	77,612	8.2602	77.31	602	69.04	37.10
100,001. - 150,000.	627	78,536,900	15.33	125,258	7.8700	77.75	603	71.29	38.78
150,001. - 200,000.	478	83,886,860	16.37	175,496	7.6396	78.08	605	66.84	40.20
200,001. - 250,000.	366	81,911,665	15.99	223,802	7.2772	77.68	615	59.09	40.90
250,001. - 300,000.	275	75,583,797	14.75	274,850	7.2081	78.59	620	59.64	41.39
300,001. - 350,000.	152	49,188,317	9.60	323,607	6.9838	80.01	629	44.21	40.81
350,001. - 400,000.	114	42,895,745	8.37	376,278	6.9052	78.78	632	49.98	41.64
400,001. - 450,000.	50	21,288,152	4.16	425,763	6.7295	80.94	647	61.86	41.18
450,001. - 500,000.	38	18,134,703	3.54	477,229	6.5785	76.41	654	63.18	40.58
500,001. - 550,000.	12	6,247,683	1.22	520,640	6.9643	82.02	640	66.75	43.37
550,001. - 600,000.	10	5,686,982	1.11	568,698	6.7097	78.12	635	29.72	45.75
600,001. - 650,000.	5	3,198,000	0.62	639,600	7.7655	76.35	633	20.26	38.61
650,001. - 700,000.	1	676,000	0.13	676,000	6.6250	80.00	617	100.00	47.93
700,001. - 750,000.	3	2,140,000	0.42	713,333	7.4076	78.26	660	33.74	41.64
750,001. - 800,000.	1	765,000	0.15	765,000	8.7500	85.00	639	-	28.94
850,001. - 900,000.	1	900,000	0.18	900,000	6.1250	75.00	710	100.00	43.34
Total:	**2,734**	**512,304,370**	**100.00**	**187,383**	**7.3893**	**78.26**	**618**	**60.59**	**40.31**

Aggregate Distribution by Current Gross Mortgage Rate

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
4.501 - 5.000	34	9,901,301	1.93	291,215	4.9181	63.80	738	92.31	35.85
5.001 - 5.500	39	11,153,734	2.18	285,993	5.3288	74.55	687	88.71	41.97
5.501 - 6.000	154	39,809,782	7.77	258,505	5.8592	77.90	662	69.32	40.79
6.001 - 6.500	292	69,381,350	13.54	237,607	6.3371	77.29	638	62.34	42.05
6.501 - 7.000	498	106,385,809	20.77	213,626	6.8082	78.85	627	60.19	40.95
7.001 - 7.500	428	80,810,677	15.77	188,810	7.3325	78.46	613	60.07	40.26
7.501 - 8.000	406	70,695,431	13.80	174,127	7.7935	79.57	601	49.88	40.17
8.001 - 8.500	270	42,379,449	8.27	156,961	8.3254	83.58	600	54.61	38.91
8.501 - 9.000	242	35,627,031	6.95	147,219	8.8116	83.37	585	53.07	39.21
9.001 - 9.500	125	15,656,763	3.06	125,254	9.3042	79.41	581	51.88	37.85
9.501 - 10.000	85	9,523,405	1.86	112,040	9.8099	74.67	561	67.68	40.65
10.001 - 10.500	45	5,861,100	1.14	130,247	10.3269	64.48	559	67.12	36.82
10.501 - 11.000	43	5,893,292	1.15	137,053	10.7657	64.01	537	72.88	40.74
11.001 - 11.500	35	4,718,894	0.92	134,826	11.3121	65.70	539	86.78	38.13
11.501 - 12.000	31	3,903,689	0.76	125,925	11.8028	62.37	519	83.36	40.76
12.001 - 12.500	7	602,663	0.12	86,095	12.2811	60.00	513	82.66	34.87
Total:	**2,734**	**512,304,370**	**100.00**	**187,383**	**7.3893**	**78.26**	**618**	**60.59**	**40.31**

Aggregate Distribution by FICO

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
<= 500	19	3,805,992	0.74	200,315	8.7602	84.69	500	98.78	40.81
501 - 520	140	21,809,292	4.26	155,781	9.2895	67.81	511	80.85	41.41
521 - 540	153	24,670,200	4.82	161,243	8.8077	71.63	531	71.91	40.75
541 - 560	231	37,537,319	7.33	162,499	8.2402	73.17	552	69.44	40.66
561 - 580	253	44,674,602	8.72	176,579	7.7955	76.90	571	68.02	40.23
581 - 600	428	74,149,301	14.47	173,246	7.3497	78.34	590	75.37	40.20
601 - 620	545	96,572,498	18.85	177,197	7.4093	82.10	612	71.86	39.49
621 - 640	251	50,133,255	9.79	199,734	7.1518	81.39	630	53.54	40.91
641 - 660	235	46,616,244	9.10	198,367	6.9513	79.37	650	38.34	40.99
661 - 680	167	36,438,678	7.11	218,196	6.7516	79.24	669	38.15	40.78
681 - 700	116	27,284,809	5.33	235,214	6.4668	79.64	690	39.48	39.96
701 - 720	68	18,260,967	3.56	268,544	6.4291	77.74	709	39.40	40.31
721 - 740	54	11,363,721	2.22	210,439	6.6873	78.96	731	28.98	40.92
741 - 760	28	6,615,490	1.29	236,267	6.4928	74.83	749	38.82	38.65
761 - 780	30	8,042,415	1.57	268,081	5.9367	78.58	772	56.36	38.01
781 - 800	11	3,150,585	0.61	286,417	5.8051	72.77	789	50.55	39.24
801 - 820	5	1,179,002	0.23	235,800	5.7685	77.49	807	83.17	40.49
Total:	**2,734**	**512,304,370**	**100.00**	**187,383**	**7.3893**	**78.26**	**618**	**60.59**	**40.31**

Aggregate Distribution by Lien Status

Lien Status	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1	2,734	512,304,370	100.00	187,383	7.3893	78.26	618	60.59	40.31
Total:	**2,734**	**512,304,370**	**100.00**	**187,383**	**7.3893**	**78.26**	**618**	**60.59**	**40.31**

Aggregate Distribution by Original LTV

Original LTV (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
less than or equal to 50.00	141	18,712,058	3.65	132,710	7.6842	39.68	596	58.30	39.07
50.01 - 55.00	59	10,303,019	2.01	174,627	8.0634	52.78	588	52.40	37.63
55.01 - 60.00	64	13,465,660	2.63	210,401	7.4359	58.18	595	56.01	39.49
60.01 - 65.00	116	23,281,596	4.54	200,703	7.5496	63.56	598	58.24	39.06
65.01 - 70.00	239	47,365,575	9.25	198,182	8.1067	68.75	588	65.42	40.13
70.01 - 75.00	199	39,866,436	7.78	200,334	7.3274	73.90	602	54.67	41.28
75.01 - 80.00	1,091	200,579,303	39.15	183,849	6.9994	79.80	635	56.95	41.23
80.01 - 85.00	220	45,162,864	8.82	205,286	7.1728	84.28	609	59.15	39.84
85.01 - 90.00	345	67,979,899	13.27	197,043	7.4852	89.69	617	62.15	38.97
90.01 - 95.00	120	23,889,252	4.66	199,077	7.6760	94.73	626	69.47	40.10
95.01 - 100.00	140	21,698,707	4.24	154,991	8.5994	99.91	627	94.14	39.98
Total:	**2,734**	**512,304,370**	**100.00**	**187,383**	**7.3893**	**78.26**	**618**	**60.59**	**40.31**

Aggregate Distribution by Documentation Type

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Express	3	683,301	0.13	227,767	5.5484	66.60	730	-	23.25
Full	1,757	310,411,576	60.59	176,671	7.3280	78.99	606	100.00	40.47
Limited Income & Asset	55	12,123,626	2.37	220,430	7.1715	81.81	623	-	37.65
No Doc	7	1,661,969	0.32	237,424	6.0545	55.44	648	-	-
No Income No Asset	1	324,351	0.06	324,351	6.0000	65.00	671	-	-
No Ratio	1	477,596	0.09	477,596	6.1250	35.48	629	-	-
Stated Doc	910	186,621,951	36.43	205,079	7.5295	77.20	636	-	40.29
Total:	**2,734**	**512,304,370**	**100.00**	**187,383**	**7.3893**	**78.26**	**618**	**60.59**	**40.31**

Aggregate Distribution by Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Cash Out Refi	1,486	290,390,510	56.68	195,418	7.4001	75.00	604	61.49	40.00
Purchase	1,093	195,341,800	38.13	178,721	7.3325	83.41	639	58.26	40.92
Rate & Term Refi	155	26,572,060	5.19	171,433	7.6876	76.04	614	67.90	39.28
Total:	**2,734**	**512,304,370**	**100.00**	**187,383**	**7.3893**	**78.26**	**618**	**60.59**	**40.31**

Aggregate Distribution by Occupancy Type

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Owner Occupied	2,567	489,167,577	95.48	190,560	7.3538	78.34	617	61.98	40.54
Investor Occupied	134	16,679,089	3.26	124,471	8.2165	76.55	644	32.93	34.23
Second Home	33	6,457,704	1.26	195,688	7.9408	76.52	616	26.87	39.12
Total:	**2,734**	**512,304,370**	**100.00**	**187,383**	**7.3893**	**78.26**	**618**	**60.59**	**40.31**

Aggregate Distribution by Property Type

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
SINGLE FAMILY RESIDENCE	2,016	367,511,332	71.74	182,297	7.3849	77.88	616	61.58	40.08
PUD	319	66,248,284	12.93	207,675	7.3795	80.52	615	65.94	41.15
2 UNIT	124	30,963,450	6.04	249,705	7.1049	75.98	632	45.64	42.05
CONDO UNIT	166	28,080,362	5.48	169,159	7.5645	81.24	632	56.85	39.37
TOWNHOUSE	73	10,641,644	2.08	145,776	7.7971	76.79	597	66.44	40.59
3 UNIT	14	3,985,912	0.78	284,708	7.2361	78.27	665	34.59	40.80
4 UNIT	10	2,522,142	0.49	252,214	7.9105	71.68	639	42.67	40.32
HIGH RISE CONDO	12	2,351,243	0.46	195,937	7.8466	82.18	645	34.46	39.34
Total:	**2,734**	**512,304,370**	**100.00**	**187,383**	**7.3893**	**78.26**	**618**	**60.59**	**40.31**

Aggregate Distribution by State

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
New York	249	69,705,525	13.61	279,942	6.7425	74.78	639	60.51	40.89
Florida	382	68,499,591	13.37	179,318	7.6105	81.47	614	59.21	40.33
New Jersey	204	47,797,545	9.33	234,302	7.2452	74.99	622	67.88	40.44
Southern California	162	44,475,188	8.68	274,538	6.9394	73.91	624	45.83	41.99
Maryland	143	31,960,113	6.24	223,497	7.2449	78.33	604	69.03	40.58
Georgia	188	28,369,826	5.54	150,903	7.4609	83.24	614	81.45	38.34
Virginia	106	25,319,098	4.94	238,859	7.5095	77.61	620	40.70	41.18
Illinois	120	24,091,638	4.70	200,764	7.4944	80.64	626	46.69	41.40
Texas	188	22,637,186	4.42	120,411	7.7865	84.16	609	71.15	38.72
Northern California	73	20,462,861	3.99	280,313	6.9794	75.90	628	47.97	42.07
Other	919	128,985,799	25.18	140,355	7.8018	79.06	606	63.73	39.39
Total:	**2,734**	**512,304,370**	**100.00**	**187,383**	**7.3893**	**78.26**	**618**	**60.59**	**40.31**

Aggregate Distribution by Zip Code

Zip Code	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
11717	6	1,748,992	0.34	291,499	6.5792	82.17	646	47.95	39.16
33027	4	1,546,354	0.30	386,589	7.6603	79.64	594	42.33	36.49
20744	6	1,545,977	0.30	257,663	7.0678	76.92	600	55.47	37.72
08753	7	1,519,710	0.30	217,101	7.0352	75.12	653	77.11	37.03
34953	7	1,430,549	0.28	204,364	7.9915	87.74	612	72.32	39.36
75225	2	1,430,000	0.28	715,000	6.8652	81.51	652	50.49	39.63
11421	3	1,367,674	0.27	455,891	6.5395	76.76	670	-	45.31
11413	5	1,365,546	0.27	273,109	7.1581	77.72	647	42.09	43.76
11433	4	1,358,327	0.27	339,582	6.3488	81.94	642	30.81	47.97
20720	4	1,353,189	0.26	338,297	8.3269	79.20	592	71.92	42.07
Other	2,686	497,638,052	97.14	185,271	7.3964	78.21	617	60.92	40.30
Total:	**2,734**	**512,304,370**	**100.00**	**187,383**	**7.3893**	**78.26**	**618**	**60.59**	**40.31**

Aggregate Distribution by Remaining Term to Maturity

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
less than or equal to 180	53	5,794,511	1.13	109,330	6.9887	61.98	635	77.18	37.90
181 - 240	5	958,434	0.19	191,687	6.7154	69.43	638	71.88	43.43
301 - 360	2,676	505,551,424	98.68	188,921	7.3951	78.46	617	60.38	40.34
Total:	**2,734**	**512,304,370**	**100.00**	**187,383**	**7.3893**	**78.26**	**618**	**60.59**	**40.31**

Aggregate Distribution by Product Type

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
15YR BALLOON	2	215,119	0.04	107,559	10.0413	18.48	732	-	35.87
15YR FXD	51	5,579,393	1.09	109,400	6.8710	63.66	631	80.16	37.98
20YR FXD	5	958,434	0.19	191,687	6.7154	69.43	638	71.88	43.43
2/6 MONTH LIBOR	1,542	284,668,011	55.57	184,610	7.5623	79.01	611	53.18	40.57
2/6 MONTH LIBOR - 24 MONTH IO	255	59,951,238	11.70	235,103	7.0894	81.72	624	74.86	41.86
2/6 MONTH LIBOR -120 MONTH IO	4	1,187,300	0.23	296,825	6.3134	81.67	669	58.56	35.26
30YR FXD	669	117,945,653	23.02	176,301	6.9780	75.41	633	69.98	39.68
30YR FXD -120 MONTH IO	4	1,118,732	0.22	279,683	6.3090	69.76	659	55.57	25.10
3/1 ARM 1 YR CMT	36	6,820,749	1.33	189,465	7.6462	75.16	603	46.89	38.95
3/6 MONTH LIBOR	84	15,508,360	3.03	184,623	7.5765	78.02	591	55.11	39.44
3/6 MONTH LIBOR - 36 MONTH IO	40	10,213,629	1.99	255,341	6.8532	80.91	611	81.63	37.53
3/6 MONTH LIBOR -120 MONTH IO	2	394,000	0.08	197,000	6.7869	80.00	605	100.00	40.72
5/1 ARM 1 YR CMT	1	233,100	0.05	233,100	6.1250	90.00	586	100.00	44.52
5/6 MONTH LIBOR	23	4,400,331	0.86	191,319	6.9340	80.90	647	43.81	37.72
5/6 MONTH LIBOR - 60 MONTH IO	15	2,944,320	0.57	196,288	6.5907	80.30	631	84.27	40.77
5/6 MONTH LIBOR -120 MONTH IO	1	166,000	0.03	166,000	6.9300	80.00	630	-	37.25
Total:	***2,734***	***512,304,370***	***100.00***	***187,383***	***7.3893***	***78.26***	***618***	***60.59***	***40.31***

Aggregate Distribution by Prepayment Penalty Term

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0	746	146,162,622	28.53	195,928	7.7811	77.44	613	56.96	40.17
12	123	28,696,931	5.60	233,308	7.5278	77.27	614	54.55	40.57
24	1,067	191,120,200	37.31	179,119	7.3909	79.56	611	61.23	40.72
36	798	146,324,618	28.56	183,364	6.9685	77.57	631	64.57	39.88
Total:	**2,734**	**512,304,370**	**100.00**	**187,383**	**7.3893**	**78.26**	**618**	**60.59**	**40.31**

Aggregate Distribution by Initial Periodic Rate Cap of the Adjustable-Rate Loans

Initial Periodic Rate Cap (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.001 - 1.500	2	411,990	0.11	205,995	7.5655	81.84	582	63.11	39.26
1.501 - 2.000	4	891,129	0.23	222,782	6.7059	77.61	668	44.79	45.24
2.501 - 3.000	1,960	378,260,335	97.87	192,990	7.5410	79.39	612	57.31	40.59
4.501 - 5.000	37	6,923,585	1.79	187,124	6.7849	80.85	642	67.05	39.23
Total:	**2,003**	**386,487,039**	**100.00**	**192,954**	**7.5256**	**79.42**	**613**	**57.46**	**40.58**

Aggregate Distribution by Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

Subsequent Periodic Rate Cap (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0.501 - 1.000	1,962	378,529,200	97.94	192,930	7.5256	79.49	613	57.70	40.60
1.001 - 1.500	2	411,990	0.11	205,995	7.5655	81.84	582	63.11	39.26
1.501 - 2.000	39	7,545,849	1.95	193,483	7.5233	75.66	611	45.48	39.51
Total:	**2,003**	**386,487,039**	**100.00**	**192,954**	**7.5256**	**79.42**	**613**	**57.46**	**40.58**

Aggregate Distribution by Gross Margin of the Adjustable-Rate Loans

Gross Margin (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
less than or equal to 4.000	2	311,434	0.08	155,717	8.0419	82.47	630	41.61	38.60
4.001 - 4.500	2	404,788	0.10	202,394	6.2841	85.76	589	100.00	45.62
4.501 - 5.000	382	100,760,018	26.07	263,770	7.1012	82.36	629	42.37	41.82
5.001 - 5.500	848	153,464,106	39.71	180,972	7.2028	81.56	620	63.31	40.53
5.501 - 6.000	381	73,810,053	19.10	193,727	7.5237	79.44	605	57.52	40.30
6.001 - 6.500	141	20,728,433	5.36	147,010	7.9705	75.38	605	46.40	38.32
6.501 - 7.000	104	20,010,474	5.18	192,408	9.3036	66.44	558	77.56	40.13
7.001 - 7.500	128	15,277,862	3.95	119,358	10.4172	62.03	553	83.87	37.45
7.501 - 8.000	10	840,166	0.22	84,017	10.4255	66.03	559	69.10	39.23
8.001 - 8.500	5	879,705	0.23	175,941	9.0492	69.05	543	82.72	46.87
Total:	**2,003**	**386,487,039**	**100.00**	**192,954**	**7.5256**	**79.42**	**613**	**57.46**	**40.58**

Aggregate Distribution by Maximum Mortgage Rate of the Adjustable-Rate Loans

Maximum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
10.501 - 11.000	2	432,000	0.11	216,000	4.9410	67.18	671	47.22	41.26
11.001 - 11.500	18	5,203,039	1.35	289,058	5.4002	77.81	676	83.72	45.17
11.501 - 12.000	95	22,725,778	5.88	239,219	5.8629	78.14	648	74.51	42.01
12.001 - 12.500	205	47,591,371	12.31	232,153	6.3408	79.01	641	61.13	42.21
12.501 - 13.000	390	85,414,279	22.10	219,011	6.8063	79.40	626	57.92	40.76
13.001 - 13.500	340	66,614,793	17.24	195,926	7.3204	79.41	616	56.64	40.47
13.501 - 14.000	296	56,265,055	14.56	190,085	7.7861	80.97	603	45.52	40.39
14.001 - 14.500	203	34,967,038	9.05	172,251	8.3304	84.33	600	51.51	39.08
14.501 - 15.000	187	30,503,736	7.89	163,122	8.8089	84.29	584	52.57	39.43
15.001 - 15.500	92	12,503,297	3.24	135,905	9.3113	79.08	584	49.35	38.41
15.501 - 16.000	52	6,478,733	1.68	124,591	9.8279	70.66	556	69.97	41.59
16.001 - 16.500	29	4,636,378	1.20	159,875	10.3026	63.59	551	69.09	36.58
16.501 - 17.000	32	4,836,408	1.25	151,138	10.7696	63.07	535	77.04	42.01
17.001 - 17.500	30	4,365,913	1.13	145,530	11.3071	65.49	538	86.80	37.98
17.501 - 18.000	25	3,346,556	0.87	133,862	11.8025	62.31	516	81.34	41.13
18.001 - 18.500	7	602,663	0.16	86,095	12.2811	60.00	513	82.66	34.87
Total:	**2,003**	**386,487,039**	**100.00**	**192,954**	**7.5256**	**79.42**	**613**	**57.46**	**40.58**

Aggregate Distribution by Minimum Mortgage Rate of the Adjustable-Rate Loans

Minimum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
less than or equal to 4.000	2	311,434	0.08	155,717	8.0419	82.47	630	41.61	38.60
4.001 - 4.500	2	404,788	0.10	202,394	6.2841	85.76	589	100.00	45.62
4.501 - 5.000	367	97,031,890	25.11	264,392	7.0659	82.20	630	42.83	41.89
5.001 - 5.500	815	147,575,787	38.18	181,075	7.1873	81.54	621	63.85	40.61
5.501 - 6.000	400	77,169,349	19.97	192,923	7.5578	79.94	605	57.38	40.22
6.001 - 6.500	147	22,577,031	5.84	153,585	7.8368	76.04	605	47.82	38.34
6.501 - 7.000	106	20,509,985	5.31	193,490	9.1299	66.61	562	73.84	40.79
7.001 - 7.500	122	14,720,093	3.81	120,657	10.0966	63.66	560	81.02	37.52
7.501 - 8.000	22	3,141,277	0.81	142,785	9.8574	71.13	558	59.23	36.25
8.001 - 8.500	8	1,166,735	0.30	145,842	9.0035	68.92	557	66.37	41.89
8.501 - 9.000	7	1,123,458	0.29	160,494	10.7402	68.89	526	49.52	41.98
9.001 - 9.500	3	464,312	0.12	154,771	10.2430	63.59	547	31.86	33.27
9.501 - 10.000	2	290,900	0.08	145,450	9.8750	88.72	572	100.00	35.22
Total:	**2,003**	**386,487,039**	**100.00**	**192,954**	**7.5256**	**79.42**	**613**	**57.46**	**40.58**

Aggregate Distribution by Next Rate Adjustment Date of the Adjustable-Rate Loans

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Dec-06	1	190,745	0.05	190,745	6.2500	80.00	599	100.00	34.65
Feb-07	1	130,000	0.03	130,000	7.7500	94.89	605	100.00	48.88
Apr-07	4	1,116,804	0.29	279,201	6.7938	82.94	626	70.59	44.89
May-07	8	1,967,268	0.51	245,908	7.4069	82.20	613	63.04	37.25
Jun-07	21	4,402,733	1.14	209,654	7.3730	85.77	607	58.45	40.82
Jul-07	144	27,491,495	7.11	190,913	7.7385	78.73	599	61.14	40.70
Aug-07	756	144,167,086	37.30	190,697	7.5980	78.89	611	55.26	40.92
Sep-07	797	154,270,392	39.92	193,564	7.5135	79.84	616	58.02	40.68
Oct-07	69	12,070,025	3.12	174,928	7.4288	80.63	632	50.28	40.82
Apr-08	1	164,000	0.04	164,000	6.0000	80.00	607	100.00	26.97
Jun-08	3	843,990	0.22	281,330	7.6599	86.02	585	81.99	33.59
Jul-08	16	4,023,857	1.04	251,491	7.5003	79.47	594	58.37	38.98
Aug-08	73	14,479,185	3.75	198,345	7.1964	77.91	601	59.13	39.11
Sep-08	66	12,871,508	3.33	195,023	7.4881	78.21	601	64.20	38.95
Oct-08	3	554,200	0.14	184,733	7.4189	72.62	591	80.69	35.14
May-10	1	166,000	0.04	166,000	6.9300	80.00	630	-	37.25
Jun-10	1	314,480	0.08	314,480	6.9800	84.23	611	-	34.81
Jul-10	6	1,391,808	0.36	231,968	6.7814	82.15	622	75.59	41.96
Aug-10	16	2,982,210	0.77	186,388	6.8252	79.28	651	55.45	38.11
Sep-10	15	2,533,753	0.66	168,917	6.5348	80.57	637	76.41	38.90
Oct-10	1	355,500	0.09	355,500	7.8750	90.00	634	-	41.77
Total:	**2,003**	**386,487,039**	**100.00**	**192,954**	**7.5256**	**79.42**	**613**	**57.46**	**40.58**

Aggregate Distribution by Interest Only Term

Interest Only Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0	2,413	436,329,150	85.17	180,824	7.4548	77.72	617	57.98	40.22
24	255	59,951,238	11.70	235,103	7.0894	81.72	624	74.86	41.86
36	40	10,213,629	1.99	255,341	6.8532	80.91	611	81.63	37.53
60	15	2,944,320	0.57	196,288	6.5907	80.30	631	84.27	40.77
120	11	2,866,032	0.56	260,548	6.4125	76.70	654	59.70	31.91
Total:	**2,734**	**512,304,370**	**100.00**	**187,383**	**7.3893**	**78.26**	**618**	**60.59**	**40.31**

Description of the Group I Collateral

Group I Collateral Summary

		Summary Statistics	Range (if applicable)	
			Minimum	Maximum
Number of Mortgage Loans:		1,477		
Aggregate Current Principal Balance:		$247,010,741		
Average Current Principal Balance:		$167,238	$20,600	$550,352
Aggregate Original Principal Balance:		$247,168,398		
Average Original Principal Balance:		$167,345	$20,600	$552,250
Fully Amortizing Mortgage Loans:		87.09%		
Interest Only Loans:		12.91%		
1st Lien:		100.00%		
Wtd. Avg. Mortgage Rates:		7.391%	4.750%	11.750%
Wtd. Avg. Original Term (months):		359	180	360
Wtd. Avg. Remaining Term (months):		358	175	360
Margin (ARM Loans Only):		5.676%	4.000%	8.375%
Maximum Interest Rate (ARM Loans Only):		13.688%	10.875%	17.750%
Minimum Interest Rate (ARM Loans Only):		5.717%	4.000%	9.875%
Wtd. Avg. Original LTV:		78.52%	20.00%	100.00%
Wtd. Avg. Borrower FICO:		611	500	811
Wtd. Avg. Debt to Income Ratio:		39.80%		
Geographic Distribution (Top 5):	New York	12.40%		
	Florida	11.98%		
	California	10.71%		
	New Jersey	10.13%		
	Maryland	6.76%		
	Other	48.02%		
	Total:	100.00%		

Group I Distribution by Current Unpaid Principal Balance

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1. - 50,000.	56	2,226,503	0.90	39,759	8.7422	80.06	597	62.14	35.16
50,001. - 100,000.	285	22,297,484	9.03	78,237	8.0680	81.20	609	67.78	37.49
100,001. - 150,000.	433	54,315,182	21.99	125,439	7.6880	79.73	607	73.48	39.25
150,001. - 200,000.	232	40,431,889	16.37	174,275	7.5994	77.36	603	61.50	39.77
200,001. - 250,000.	187	41,719,191	16.89	223,097	7.0984	76.30	614	58.75	41.04
250,001. - 300,000.	172	47,380,481	19.18	275,468	7.2038	77.73	614	63.54	41.12
300,001. - 350,000.	82	26,650,843	10.79	325,010	6.9519	79.78	615	46.52	40.41
350,001. - 400,000.	19	6,984,519	2.83	367,606	6.7739	76.29	620	47.19	41.08
400,001. - 450,000.	8	3,464,257	1.40	433,032	6.2823	84.05	653	49.51	42.70
450,001. - 500,000.	1	467,607	0.19	467,607	6.8750	90.00	702	100.00	35.22
500,001. - 550,000.	1	522,432	0.21	522,432	6.1250	80.00	655	100.00	49.29
550,001. - 600,000.	1	550,352	0.22	550,352	5.8750	84.96	628	100.00	45.46
Total:	**1,477**	**247,010,741**	**100.00**	**167,238**	**7.3910**	**78.52**	**611**	**62.69**	**40.05**

Group I Distribution by Current Gross Mortgage Rate

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
4.501 - 5.000	23	5,227,206	2.12	227,270	4.9165	59.33	724	92.01	35.53
5.001 - 5.500	22	5,134,215	2.08	233,373	5.3322	70.69	679	86.66	37.49
5.501 - 6.000	86	19,578,982	7.93	227,663	5.8679	76.83	655	64.40	40.19
6.001 - 6.500	172	35,034,537	14.18	203,689	6.3450	76.99	630	66.94	41.83
6.501 - 7.000	289	51,900,674	21.01	179,587	6.8116	78.99	617	68.85	40.09
7.001 - 7.500	231	37,970,227	15.37	164,373	7.3185	79.89	607	62.30	40.11
7.501 - 8.000	201	31,928,698	12.93	158,849	7.8009	81.32	601	45.99	40.54
8.001 - 8.500	139	19,376,540	7.84	139,400	8.3375	84.62	591	52.64	38.71
8.501 - 9.000	122	15,659,093	6.34	128,353	8.8154	81.72	577	49.40	39.85
9.001 - 9.500	77	9,712,812	3.93	126,140	9.3241	80.01	574	53.32	37.37
9.501 - 10.000	38	4,185,288	1.69	110,139	9.8144	75.66	560	62.41	42.87
10.001 - 10.500	18	2,828,889	1.15	157,160	10.3443	70.20	546	68.35	40.93
10.501 - 11.000	25	3,516,574	1.42	140,663	10.7883	67.90	543	85.52	40.93
11.001 - 11.500	25	3,757,064	1.52	150,283	11.3056	68.34	535	95.31	37.82
11.501 - 12.000	9	1,199,943	0.49	133,327	11.6638	68.81	514	100.00	38.92
Total:	**1,477**	**247,010,741**	**100.00**	**167,238**	**7.3910**	**78.52**	**611**	**62.69**	**40.05**

Group I Distribution by FICO

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
<= 500	5	504,694	0.20	100,939	9.2526	89.07	500	90.81	46.52
501 - 520	78	12,489,456	5.06	160,121	9.0941	72.41	511	85.25	42.33
521 - 540	80	13,388,622	5.42	167,358	9.0905	74.98	530	67.98	40.31
541 - 560	117	19,377,029	7.84	165,616	8.2781	75.91	552	63.39	41.28
561 - 580	140	25,377,937	10.27	181,271	7.7744	79.48	571	69.60	40.25
581 - 600	250	38,728,895	15.68	154,916	7.2378	79.36	590	78.32	40.78
601 - 620	293	46,983,829	19.02	160,354	7.1969	80.85	612	66.46	39.22
621 - 640	150	25,034,630	10.14	166,898	7.0867	80.80	630	55.82	40.44
641 - 660	129	20,993,331	8.50	162,739	7.0659	80.00	650	43.10	40.14
661 - 680	85	15,113,904	6.12	177,811	6.6793	76.84	668	46.09	40.72
681 - 700	60	11,168,366	4.52	186,139	6.3819	78.35	690	47.07	37.34
701 - 720	29	5,425,839	2.20	187,098	6.2913	77.26	709	48.30	38.02
721 - 740	29	5,838,111	2.36	201,314	6.2957	74.54	730	34.13	40.64
741 - 760	12	2,515,053	1.02	209,588	5.9986	74.04	752	75.74	35.08
761 - 780	11	2,247,135	0.91	204,285	6.4763	79.48	770	23.25	35.49
781 - 800	6	1,283,309	0.52	213,885	6.1710	64.73	789	23.29	31.12
801 - 820	3	540,602	0.22	180,201	5.7645	74.52	810	100.00	35.43
Total:	**1,477**	**247,010,741**	**100.00**	**167,238**	**7.3910**	**78.52**	**611**	**62.69**	**40.05**

Group I Distribution by Lien Status

Lien Status	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1	1,477	247,010,741	100.00	167,238	7.3910	78.52	611	62.69	40.05
Total:	**1,477**	**247,010,741**	**100.00**	**167,238**	**7.3910**	**78.52**	**611**	**62.69**	**40.05**

Group I Distribution by Original LTV

Original LTV (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
less than or equal to 50.00	34	5,537,513	2.24	162,868	6.2496	41.24	658	52.48	38.19
50.01 - 55.00	14	2,537,697	1.03	181,264	6.1298	52.65	652	35.78	38.78
55.01 - 60.00	23	5,005,266	2.03	217,620	6.1833	58.26	653	62.11	39.68
60.01 - 65.00	82	15,534,450	6.29	189,445	7.7368	63.41	592	55.34	39.46
65.01 - 70.00	167	31,158,342	12.61	186,577	8.3821	68.85	580	64.91	40.97
70.01 - 75.00	126	22,989,023	9.31	182,453	7.3748	74.00	591	57.48	40.42
75.01 - 80.00	544	78,911,941	31.95	145,059	7.1148	79.70	618	64.14	40.17
80.01 - 85.00	149	28,346,542	11.48	190,245	7.0098	84.32	615	58.11	39.68
85.01 - 90.00	211	39,381,116	15.94	186,640	7.4569	89.64	619	60.82	39.42
90.01 - 95.00	66	10,960,285	4.44	166,065	7.5456	94.58	620	79.81	40.18
95.01 - 100.00	61	6,648,567	2.69	108,993	8.5931	99.76	626	91.61	41.74
Total:	**1,477**	**247,010,741**	**100.00**	**167,238**	**7.3910**	**78.52**	**611**	**62.69**	**40.05**

Group I Distribution by Documentation Type

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Express	1	189,442	0.08	189,442	5.0000	47.50	789	0.00	25.17
Full	966	154,839,254	62.69	160,289	7.3283	79.20	602	100.00	40.54
Limited Income & Asset	28	5,394,844	2.18	192,673	7.3147	82.49	614	0.00	35.74
No Doc	6	1,193,855	0.48	198,976	6.0759	57.26	657	0.00	0.00
No Income No Asset	1	324,351	0.13	324,351	6.0000	65.00	671	0.00	0.00
Stated Doc	475	85,068,995	34.44	179,093	7.5390	77.44	627	0.00	39.46
Total:	**1,477**	**247,010,741**	**100.00**	**167,238**	**7.3910**	**78.52**	**611**	**62.69**	**40.05**

Group I Distribution by Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Cash Out Refi	984	188,608,423	76.36	191,675	7.3115	77.27	607	60.48	40.13
Purchase	393	41,733,930	16.90	106,193	7.6531	84.38	628	69.35	39.70
Rate & Term Refi	100	16,668,388	6.75	166,684	7.6341	77.87	612	70.95	40.01
Total:	**1,477**	**247,010,741**	**100.00**	**167,238**	**7.3910**	**78.52**	**611**	**62.69**	**40.05**

Group I Distribution by Occupancy Type

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Owner Occupied	1,379	233,130,207	94.38	169,057	7.3484	78.44	609	64.79	40.35
Investor Occupied	76	10,150,777	4.11	133,563	8.1127	78.47	661	28.12	33.42
Second Home	22	3,729,757	1.51	169,534	8.0900	83.65	627	24.96	39.12
Total:	**1,477**	**247,010,741**	**100.00**	**167,238**	**7.3910**	**78.52**	**611**	**62.69**	**40.05**

Group I Distribution by Property Type

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
SINGLE FAMILY RESIDENCE	1,117	181,871,257	73.63	162,821	7.3751	78.14	609	64.08	39.82
PUD	141	25,327,164	10.25	179,625	7.5140	81.77	604	65.90	41.26
2 UNIT	65	16,130,573	6.53	248,163	6.9509	77.50	631	47.68	42.62
CONDO UNIT	85	11,790,209	4.77	138,708	7.8003	80.59	617	56.59	38.51
TOWNHOUSE	49	6,264,520	2.54	127,847	7.9207	78.68	592	74.84	38.48
3 UNIT	8	2,667,447	1.08	333,431	6.8224	73.99	649	49.55	40.19
4 UNIT	8	2,304,190	0.93	288,024	7.6251	73.55	648	46.71	40.03
HIGH RISE CONDO	4	655,383	0.27	163,846	6.9550	78.47	651	23.41	37.40
Total:	**1,477**	**247,010,741**	**100.00**	**167,238**	**7.3910**	**78.52**	**611**	**62.69**	**40.05**

Group I Distribution by Remaining Term to Maturity

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
less than or equal to 180	13	1,596,817	0.65	122,832	5.8389	61.62	670	82.31	37.58
181 - 240	3	599,290	0.24	199,763	6.5636	78.15	612	100.00	40.00
301 - 360	1,461	244,814,635	99.11	167,566	7.4031	78.63	611	62.47	40.07
Total:	**1,477**	**247,010,741**	**100.00**	**167,238**	**7.3910**	**78.52**	**611**	**62.69**	**40.05**

Group I Distribution by Product Type

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
15YR FXD	13	1,596,817	0.65	122,832	5.8389	61.62	670	82.31	37.58
20YR FXD	3	599,290	0.24	199,763	6.5636	78.15	612	100.00	40.00
2/6 MONTH LIBOR	992	152,763,004	61.84	153,995	7.8391	79.01	597	57.67	40.07
2/6 MONTH LIBOR - 24 MONTH IO	141	25,724,449	10.41	182,443	7.0867	82.61	612	80.51	40.59
2/6 MONTH LIBOR -120 MONTH IO	1	212,000	0.09	212,000	6.6250	69.97	740	0.00	0.00
30YR FXD	216	46,586,433	18.86	215,678	6.2079	75.58	657	69.12	40.46
30YR FXD -120 MONTH IO	3	621,732	0.25	207,244	6.2562	69.57	655	100.00	31.10
3/1 ARM 1 YR CMT	23	3,240,204	1.31	140,878	7.7446	76.37	600	31.46	39.07
3/6 MONTH LIBOR	60	10,331,422	4.18	172,190	7.3892	78.82	597	62.81	38.64
3/6 MONTH LIBOR - 36 MONTH IO	24	5,201,390	2.11	216,725	6.8602	77.42	615	70.32	38.36
3/6 MONTH LIBOR -120 MONTH IO	1	134,000	0.05	134,000	7.1300	80.00	603	100.00	43.29
Total:	**1,477**	**247,010,741**	**100.00**	**167,238**	**7.3910**	**78.52**	**611**	**62.69**	**40.05**

Group I Distribution by Interest Only Term

Interest Only Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0	1,307	215,117,170	87.09	164,589	7.4444	78.09	611	60.30	40.05
24	141	25,724,449	10.41	182,443	7.0867	82.61	612	80.51	40.59
36	24	5,201,390	2.11	216,725	6.8602	77.42	615	70.32	38.36
120	5	967,732	0.39	193,546	6.4580	71.10	666	78.09	33.26
Total:	**1,477**	**247,010,741**	**100.00**	**167,238**	**7.3910**	**78.52**	**611**	**62.69**	**40.05**

Group I Distribution by Prepayment Penalty Term

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0	409	70,081,849	28.37	171,349	7.8804	77.91	602	60.95	40.23
12	63	12,873,076	5.21	204,335	7.4370	78.22	603	60.45	40.86
24	664	99,084,645	40.11	149,224	7.5328	79.89	600	63.05	39.79
36	341	64,971,170	26.30	190,531	6.6378	77.13	639	64.45	40.10
Total:	**1,477**	**247,010,741**	**100.00**	**167,238**	**7.3910**	**78.52**	**611**	**62.69**	**40.05**

Group I Distribution by Initial Periodic Rate Cap of the Adjustable-Rate Loans

Initial Periodic Rate Cap (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.501 - 2.000	1	212,000	0.11	212,000	6.6250	69.97	740	0.00	0.00
2.501 - 3.000	1241	197,394,469	99.89	159,061	7.6897	79.38	600	60.84	40.01
Total:	**1,242**	**197,606,469**	**100.00**	**159,103**	**7.6885**	**79.37**	**600**	**60.78**	**40.01**

Group I Distribution by Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

Subsequent Periodic Rate Cap (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0.501 - 1.000	1,218	194,154,264	98.25	159,404	7.6887	79.43	600	61.34	40.02
1.501 - 2.000	24	3,452,204	1.75	143,842	7.6759	75.97	609	29.53	39.07
Total:	**1,242**	**197,606,469**	**100.00**	**159,103**	**7.6885**	**79.37**	**600**	**60.78**	**40.01**

Group I Distribution by Gross Margin of the Adjustable-Rate Loans

Gross Margin (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
less than or equal to 4.000	1	181,834	0.09	181,834	8.2500	77.10	607	0.00	34.07
4.501 - 5.000	129	31,816,641	16.10	246,641	7.0772	80.12	604	42.31	41.65
5.001 - 5.500	557	83,699,919	42.36	150,269	7.2933	81.90	611	62.35	40.22
5.501 - 6.000	270	43,404,225	21.96	160,756	7.6391	80.61	601	60.89	39.55
6.001 - 6.500	119	14,458,434	7.32	121,499	8.0844	76.72	596	50.36	37.29
6.501 - 7.000	78	13,866,836	7.02	177,780	9.4139	68.72	558	80.22	40.38
7.001 - 7.500	79	9,100,264	4.61	115,193	10.2386	69.47	555	95.84	37.93
7.501 - 8.000	6	515,600	0.26	85,933	9.4331	68.87	573	66.39	39.06
8.001 - 8.500	3	562,715	0.28	187,572	9.1328	67.40	540	100.00	48.72
Total:	**1,242**	**197,606,469**	**100.00**	**159,103**	**7.6885**	**79.37**	**600**	**60.78**	**40.01**

Group I Distribution by Maximum Mortgage Rate of the Adjustable-Rate Loans

Maximum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
10.501 - 11.000	2	432,000	0.22	216,000	4.9410	67.18	671	47.22	41.26
11.001 - 11.500	5	898,175	0.45	179,635	5.4455	72.94	661	69.61	40.62
11.501 - 12.000	45	9,053,905	4.58	201,198	5.8860	76.26	631	80.92	41.60
12.001 - 12.500	113	21,796,861	11.03	192,893	6.3462	78.46	627	67.92	41.17
12.501 - 13.000	215	38,764,246	19.62	180,299	6.8144	78.97	611	67.85	39.62
13.001 - 13.500	208	34,496,379	17.46	165,848	7.3203	79.50	606	60.04	40.05
13.501 - 14.000	201	31,928,698	16.16	158,849	7.8009	81.32	601	45.99	40.54
14.001 - 14.500	139	19,376,540	9.81	139,400	8.3375	84.62	591	52.64	38.71
14.501 - 15.000	122	15,659,093	7.92	128,353	8.8154	81.72	577	49.40	39.85
15.001 - 15.500	77	9,712,812	4.92	126,140	9.3241	80.01	574	53.32	37.37
15.501 - 16.000	38	4,185,288	2.12	110,139	9.8144	75.66	560	62.41	42.87
16.001 - 16.500	18	2,828,889	1.43	157,160	10.3443	70.20	546	68.35	40.93
16.501 - 17.000	25	3,516,574	1.78	140,663	10.7883	67.90	543	85.52	40.93
17.001 - 17.500	25	3,757,064	1.90	150,283	11.3056	68.34	535	95.31	37.82
17.501 - 18.000	9	1,199,943	0.61	133,327	11.6638	68.81	514	100.00	38.92
Total:	**1,242**	**197,606,469**	**100.00**	**159,103**	**7.6885**	**79.37**	**600**	**60.78**	**40.01**

Group I Distribution by Minimum Mortgage Rate of the Adjustable-Rate Loans

Minimum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
less than or equal to 4.000	1	181,834	0.09	181,834	8.2500	77.10	607	0.00	34.07
4.501 - 5.000	124	30,733,446	15.55	247,850	7.0348	79.99	605	42.51	41.92
5.001 - 5.500	538	81,036,526	41.01	150,626	7.2705	81.82	611	62.91	40.17
5.501 - 6.000	280	44,709,620	22.63	159,677	7.6727	80.89	600	60.54	39.58
6.001 - 6.500	120	14,949,427	7.57	124,579	7.9962	77.16	597	52.57	37.43
6.501 - 7.000	79	13,956,164	7.06	176,660	9.2542	69.08	561	74.80	40.18
7.001 - 7.500	76	8,515,711	4.31	112,049	10.1165	70.13	554	94.59	38.01
7.501 - 8.000	15	1,910,351	0.97	127,357	10.0224	70.30	567	87.38	39.47
8.001 - 8.500	4	693,215	0.35	173,304	8.9901	71.66	559	81.17	46.33
8.501 - 9.000	3	472,525	0.24	157,508	10.4386	73.65	527	58.73	37.22
9.001 - 9.500	1	316,400	0.16	316,400	9.2500	70.00	564	0.00	37.22
9.501 - 10.000	1	131,250	0.07	131,250	9.8750	75.00	514	100.00	38.44
Total:	**1,242**	**197,606,469**	**100.00**	**159,103**	**7.6885**	**79.37**	**600**	**60.78**	**40.01**

Group I Distribution by Next Rate Adjustment Date of the Adjustable-Rate Loans

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Feb-07	1	130,000	0.07	130,000	7.7500	94.89	605	100.00	48.88
Apr-07	1	328,500	0.17	328,500	7.5000	90.00	619	0.00	33.20
May-07	5	1,248,882	0.63	249,776	7.6826	82.70	613	41.79	36.81
Jun-07	15	2,374,047	1.20	158,270	7.6454	85.72	605	69.36	39.68
Jul-07	82	12,877,692	6.52	157,045	8.0306	79.09	583	60.16	39.65
Aug-07	485	76,863,659	38.90	158,482	7.8427	78.64	597	59.15	40.44
Sep-07	506	80,319,671	40.65	158,735	7.5745	80.17	604	62.42	40.09
Oct-07	39	4,557,003	2.31	116,846	7.7676	78.66	604	69.28	39.03
Apr-08	1	164,000	0.08	164,000	6.0000	80.00	607	100.00	26.97
Jul-08	10	2,266,745	1.15	226,674	7.4488	76.26	596	57.00	36.14
Aug-08	51	8,491,912	4.30	166,508	7.1930	77.21	598	61.74	38.92
Sep-08	43	7,430,160	3.76	172,794	7.4038	79.85	610	55.90	39.68
Oct-08	3	554,200	0.28	184,733	7.4189	72.62	591	80.69	35.14
Total:	**1,242**	**197,606,469**	**100.00**	**159,103**	**7.6885**	**79.37**	**600**	**60.78**	**40.01**

Group I Distribution by State

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
New York	118	30,633,017	12.40	259,602	6.6471	75.28	632	63.17	40.94
Florida	182	29,581,429	11.98	162,535	7.5711	79.09	606	50.72	39.44
New Jersey	119	25,013,228	10.13	210,195	7.2518	75.73	613	77.78	40.38
Southern California	81	19,694,292	7.97	243,139	6.9509	70.87	617	43.52	41.38
Maryland	80	16,701,976	6.76	208,775	7.2836	80.27	598	67.81	40.72
Georgia	104	13,973,094	5.66	134,357	7.3272	82.54	615	76.07	38.59
Illinois	71	12,482,374	5.05	175,808	7.4959	81.22	625	40.49	42.18
Texas	110	10,963,322	4.44	99,667	7.9267	85.23	608	78.12	38.79
Massachusetts	41	9,134,159	3.70	222,784	7.6973	74.16	604	58.95	41.55
Virginia	45	8,852,499	3.58	196,722	7.5447	81.59	609	55.87	40.23
Other	526	69,981,352	28.33	133,044	7.6904	80.26	603	66.53	39.18
Total:	**1,477**	**247,010,741**	**100.00**	**167,238**	**7.3910**	**78.52**	**611**	**62.69**	**40.05**

Description of the Group II Collateral

Group II Collateral Summary

		Summary Statistics	Range (if applicable)	
			Minimum	Maximum
Number of Mortgage Loans:		1,477		
Aggregate Current Principal Balance:		$247,010,741		
Average Current Principal Balance:		$167,238	$20,600	$550,352
Aggregate Original Principal Balance:		$247,168,398		
Average Original Principal Balance:		$167,345	$20,600	$552,250
Fully Amortizing Mortgage Loans:		87.09%		
Interest Only Loans:		12.91%		
1st Lien:		100.00%		
Wtd. Avg. Mortgage Rates:		7.391%	4.750%	11.750%
Wtd. Avg. Original Term (months):		359	180	360
Wtd. Avg. Remaining Term (months):		358	175	360
Margin (ARM Loans Only):		5.676%	4.000%	8.375%
Maximum Interest Rate (ARM Loans Only):		13.688%	10.875%	17.750%
Minimum Interest Rate (ARM Loans Only):		5.717%	4.000%	9.875%
Wtd. Avg. Original LTV:		78.52%	20.00%	100.00%
Wtd. Avg. Borrower FICO:		611	500	811
Wtd. Avg. Debt to Income Ratio:		39.80%		
Geographic Distribution (Top 5):	New York	12.40%		
	Florida	11.98%		
	California	10.71%		
	New Jersey	10.13%		
	Maryland	6.76%		
	Other	48.02%		
	Total:	100.00%		

Group II Distribution by Current Unpaid Principal Balance

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1. - 50,000.	82	3,103,842	1.17	37,852	9.0494	64.16	588	66.42	33.20
50,001. - 100,000.	178	13,636,737	5.14	76,611	8.5744	70.94	591	71.10	36.48
100,001. - 150,000.	194	24,221,718	9.13	124,854	8.2782	73.32	594	66.38	37.71
150,001. - 200,000.	246	43,454,970	16.38	176,646	7.6769	78.75	607	71.80	40.60
200,001. - 250,000.	179	40,192,474	15.15	224,539	7.4629	79.12	617	59.45	40.75
250,001. - 300,000.	103	28,203,316	10.63	273,819	7.2152	80.02	631	53.10	41.84
300,001. - 350,000.	70	22,537,475	8.50	321,964	7.0216	80.27	646	41.47	41.28
350,001. - 400,000.	95	35,911,226	13.54	378,013	6.9307	79.26	634	50.53	41.75
400,001. - 450,000.	42	17,823,895	6.72	424,378	6.8164	80.33	646	64.26	40.88
450,001. - 500,000.	37	17,667,097	6.66	477,489	6.5706	76.05	653	62.21	40.73
500,001. - 550,000.	11	5,725,251	2.16	520,477	7.0409	82.21	639	63.72	42.83
550,001. - 600,000.	9	5,136,630	1.94	570,737	6.7991	77.39	635	22.19	45.78
600,001. - 650,000.	5	3,198,000	1.21	639,600	7.7655	76.35	633	20.26	38.61
650,001. - 700,000.	1	676,000	0.25	676,000	6.6250	80.00	617	100.00	47.93
700,001. - 750,000.	3	2,140,000	0.81	713,333	7.4076	78.26	660	33.74	41.64
750,001. - 800,000.	1	765,000	0.29	765,000	8.7500	85.00	639	0.00	28.94
850,001. - 900,000.	1	900,000	0.34	900,000	6.1250	75.00	710	100.00	43.34
Total:	**1,257**	**265,293,629**	**100.00**	**211,053**	**7.3876**	**78.02**	**624**	**58.64**	**40.56**

Group II Distribution by Current Gross Mortgage Rate

Current Gross Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
4.501 - 5.000	11	4,674,095	1.76	424,918	4.9198	68.79	755	92.64	36.20
5.001 - 5.500	17	6,019,519	2.27	354,089	5.3259	77.85	694	90.46	45.78
5.501 - 6.000	68	20,230,801	7.63	297,512	5.8508	78.94	669	74.08	41.36
6.001 - 6.500	120	34,346,813	12.95	286,223	6.3290	77.59	645	57.63	42.27
6.501 - 7.000	209	54,485,135	20.54	260,694	6.8049	78.72	637	51.95	41.75
7.001 - 7.500	197	42,840,450	16.15	217,464	7.3449	77.18	619	58.09	40.40
7.501 - 8.000	205	38,766,733	14.61	189,106	7.7873	78.13	601	53.08	39.88
8.001 - 8.500	131	23,002,909	8.67	175,595	8.3152	82.72	608	56.27	39.08
8.501 - 9.000	120	19,967,938	7.53	166,399	8.8087	84.67	591	55.95	38.71
9.001 - 9.500	48	5,943,951	2.24	123,832	9.2717	78.43	593	49.53	38.64
9.501 - 10.000	47	5,338,117	2.01	113,577	9.8064	73.89	562	71.81	38.91
10.001 - 10.500	27	3,032,211	1.14	112,304	10.3107	59.15	571	65.97	32.98
10.501 - 11.000	18	2,376,718	0.90	132,040	10.7323	58.25	529	54.19	40.46
11.001 - 11.500	10	961,829	0.36	96,183	11.3374	55.39	556	53.46	39.31
11.501 - 12.000	22	2,703,746	1.02	122,898	11.8645	59.51	521	75.97	41.58
12.001 - 12.500	7	602,663	0.23	86,095	12.2811	60.00	513	82.66	34.87
Total:	**1,257**	**265,293,629**	**100.00**	**211,053**	**7.3876**	**78.02**	**624**	**58.64**	**40.56**

Group II Distribution by FICO

FICO Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
<= 500	14	3,301,298	1.24	235,807	8.6849	84.02	500	100.00	39.94
501 - 520	62	9,319,837	3.51	150,320	9.5514	61.65	511	74.96	40.18
521 - 540	73	11,281,578	4.25	154,542	8.4720	67.64	531	76.58	41.27
541 - 560	114	18,160,290	6.85	159,301	8.1997	70.25	552	75.89	40.00
561 - 580	113	19,296,665	7.27	170,767	7.8232	73.52	570	65.93	40.21
581 - 600	178	35,420,407	13.35	198,991	7.4721	77.23	590	72.14	39.57
601 - 620	252	49,588,669	18.69	196,780	7.6106	83.28	613	76.96	39.74
621 - 640	101	25,098,625	9.46	248,501	7.2167	81.98	630	51.27	41.39
641 - 660	106	25,622,912	9.66	241,726	6.8575	78.85	650	34.44	41.69
661 - 680	82	21,324,774	8.04	260,058	6.8030	80.94	669	32.52	40.82
681 - 700	56	16,116,443	6.07	287,794	6.5257	80.54	690	34.21	41.74
701 - 720	39	12,835,128	4.84	329,106	6.4873	77.94	709	35.64	41.28
721 - 740	25	5,525,610	2.08	221,024	7.1011	83.63	732	23.53	41.21
741 - 760	16	4,100,437	1.55	256,277	6.7959	75.32	748	16.17	41.15
761 - 780	19	5,795,280	2.18	305,015	5.7274	78.23	772	69.20	38.99
781 - 800	5	1,867,276	0.70	373,455	5.5537	78.29	790	69.29	44.82
801 - 820	2	638,400	0.24	319,200	5.7719	80.00	804	68.92	44.78
Total:	**1,257**	**265,293,629**	**100.00**	**211,053**	**7.3876**	**78.02**	**624**	**58.64**	**40.56**

Group II Distribution by Lien Status

Lien Status	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1	1,257	265,293,629	100.00	211,053	7.3876	78.02	624	58.64	40.56
Total:	**1,257**	**265,293,629**	**100.00**	**211,053**	**7.3876**	**78.02**	**624**	**58.64**	**40.56**

Group II Distribution by Original LTV

Original LTV (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
less than or equal to 50.00	107	13,174,545	4.97	123,127	8.2872	39.02	570	60.74	39.43
50.01 - 55.00	45	7,765,323	2.93	172,563	8.6953	52.82	566	57.83	37.27
55.01 - 60.00	41	8,460,394	3.19	206,351	8.1770	58.13	561	52.40	39.37
60.01 - 65.00	34	7,747,146	2.92	227,857	7.1741	63.87	609	64.04	38.29
65.01 - 70.00	72	16,207,233	6.11	225,100	7.5771	68.55	604	66.40	38.52
70.01 - 75.00	73	16,877,413	6.36	231,197	7.2629	73.76	616	50.84	42.45
75.01 - 80.00	547	121,667,362	45.86	222,427	6.9246	79.87	647	52.29	41.92
80.01 - 85.00	71	16,816,322	6.34	236,850	7.4476	84.22	600	60.91	40.10
85.01 - 90.00	134	28,598,783	10.78	213,424	7.5241	89.76	615	63.98	38.35
90.01 - 95.00	54	12,928,967	4.87	239,425	7.7865	94.85	632	60.70	40.04
95.01 - 100.00	79	15,050,141	5.67	190,508	8.6022	99.98	627	95.26	39.20
Total:	**1,257**	**265,293,629**	**100.00**	**211,053**	**7.3876**	**78.02**	**624**	**58.64**	**40.56**

Group II Distribution by Documentation Type

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Express	2	493,858	0.19	246,929	5.7588	73.93	707	0.00	22.51
Full	791	155,572,323	58.64	196,678	7.3277	78.78	610	100.00	40.40
Limited Income & Asset	27	6,728,782	2.54	249,214	7.0567	81.26	630	0.00	39.19
No Doc	1	468,114	0.18	468,114	6.0000	50.81	624	0.00	0.00
No Ratio	1	477,596	0.18	477,596	6.1250	35.48	629	0.00	0.00
Stated Doc	435	101,552,956	38.28	233,455	7.5216	77.00	645	0.00	40.98
Total:	**1,257**	**265,293,629**	**100.00**	**211,053**	**7.3876**	**78.02**	**624**	**58.64**	**40.56**

Group II Distribution by Loan Purpose

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Purchase	700	153,607,870	57.90	219,440	7.2454	83.14	642	55.25	41.25
Cash Out Refi	502	101,782,087	38.37	202,753	7.5643	70.79	598	63.36	39.74
Rate & Term Refi	55	9,903,672	3.73	180,067	7.7777	72.95	616	62.76	38.09
Total:	**1,257**	**265,293,629**	**100.00**	**211,053**	**7.3876**	**78.02**	**624**	**58.64**	**40.56**

Group II Distribution by Occupancy Type

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Owner Occupied	1,188	256,037,370	96.51	215,520	7.3587	78.26	624	59.42	40.70
Investor Occupied	58	6,528,312	2.46	112,557	8.3780	73.56	618	40.40	35.46
Second Home	11	2,727,948	1.03	247,995	7.7368	66.77	602	29.49	39.13
Total:	**1,257**	**265,293,629**	**100.00**	**211,053**	**7.3876**	**78.02**	**624**	**58.64**	**40.56**

Group II Distribution by Property Type

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
SINGLE FAMILY RESIDENCE	899	185,640,075	69.98	206,496	7.3946	77.62	622	59.12	40.34
PUD	178	40,921,121	15.42	229,894	7.2963	79.75	622	65.96	41.08
CONDO UNIT	81	16,290,154	6.14	201,113	7.3939	81.71	642	57.05	39.98
2 UNIT	59	14,832,877	5.59	251,405	7.2724	74.34	634	43.43	41.45
TOWNHOUSE	24	4,377,124	1.65	182,380	7.6202	74.09	604	54.41	43.62
HIGH RISE CONDO	8	1,695,861	0.64	211,983	8.1912	83.61	642	38.73	40.09
3 UNIT	6	1,318,465	0.50	219,744	8.0731	86.92	699	4.31	42.03
4 UNIT	2	217,952	0.08	108,976	10.9278	51.91	543	0.00	43.28
Total:	**1,257**	**265,293,629**	**100.00**	**211,053**	**7.3876**	**78.02**	**624**	**58.64**	**40.56**

Group II Distribution by Remaining Term to Maturity

Remaining Term to Maturity (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
less than or equal to 180	40	4,197,695	1.58	104,942	7.4261	62.12	622	75.23	38.02
181 - 240	2	359,144	0.14	179,572	6.9688	54.87	682	24.96	49.15
301 - 360	1,215	260,736,790	98.28	214,598	7.3876	78.31	624	58.42	40.59
Total:	**1,257**	**265,293,629**	**100.00**	**211,053**	**7.3876**	**78.02**	**624**	**58.64**	**40.56**

Group II Distribution by Product Type

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
15YR BALLOON	2	215,119	0.08	107,559	10.0413	18.48	732	0.00	35.87
15YR FXD	38	3,982,576	1.50	104,805	7.2848	64.47	616	79.29	38.14
20YR FXD	2	359,144	0.14	179,572	6.9688	54.87	682	24.96	49.15
2/6 MONTH LIBOR	550	131,905,007	49.72	239,827	7.4575	79.01	627	47.99	41.16
2/6 MONTH LIBOR - 24 MONTH IO	114	34,226,789	12.90	300,235	7.0913	81.05	632	70.62	42.82
2/6 MONTH LIBOR -120 MONTH IO	3	975,300	0.37	325,100	6.2457	84.22	654	71.29	35.26
30YR FXD	453	71,359,220	26.90	157,526	7.4807	75.30	618	70.54	39.19
30YR FXD -120 MONTH IO	1	497,000	0.19	497,000	6.3750	70.00	664	0.00	17.59
3/1 ARM 1 YR CMT	13	3,580,545	1.35	275,427	7.5571	74.08	606	60.86	38.84
3/6 MONTH LIBOR	24	5,176,939	1.95	215,706	7.9502	76.41	579	39.76	41.04
3/6 MONTH LIBOR - 36 MONTH IO	16	5,012,239	1.89	313,265	6.8460	84.53	607	93.36	36.67
3/6 MONTH LIBOR -120 MONTH IO	*1*	*260,000*	*0.10*	*260,000*	*6.6100*	*80.00*	*606*	*100.00*	*39.40*
5/1 ARM 1 YR CMT	1	233,100	0.09	233,100	6.1250	90.00	586	100.00	44.52
5/6 MONTH LIBOR	23	4,400,331	1.66	191,319	6.9340	80.90	647	43.81	37.72
5/6 MONTH LIBOR - 60 MONTH IO	15	2,944,320	1.11	196,288	6.5907	80.30	631	84.27	40.77
5/6 MONTH LIBOR -120 MONTH IO	*1*	*166,000*	*0.06*	*166,000*	*6.9300*	*80.00*	*630*	*0.00*	*37.25*
Total:	**1,257**	**265,293,629**	**100.00**	**211,053**	**7.3876**	**78.02**	**624**	**58.64**	**40.56**

Group II Distribution by Interest Only Term

Interest Only Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0	1,106	221,211,981	83.38	200,011	7.4649	77.36	623	55.73	40.37
24	114	34,226,789	12.90	300,235	7.0913	81.05	632	70.62	42.82
36	16	5,012,239	1.89	313,265	6.8460	84.53	607	93.36	36.67
60	15	2,944,320	1.11	196,288	6.5907	80.30	631	84.27	40.77
120	6	1,898,300	0.72	316,383	6.3893	79.55	648	50.32	31.37
Total:	**1,257**	**265,293,629**	**100.00**	**211,053**	**7.3876**	**78.02**	**624**	**58.64**	**40.56**

Group II Distribution by Prepayment Penalty Term

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0	337	76,080,772	28.68	225,759	7.6897	77.01	623	53.29	40.12
12	60	15,823,855	5.96	263,731	7.6017	76.49	623	49.75	40.33
24	403	92,035,554	34.69	228,376	7.2382	79.21	623	59.27	41.71
36	457	81,353,448	30.67	178,016	7.2327	77.92	625	64.66	39.71
Total:	**1,257**	**265,293,629**	**100.00**	**211,053**	**7.3876**	**78.02**	**624**	**58.64**	**40.56**

Group II Distribution by Initial Periodic Rate Cap of the Adjustable-Rate Loans

Initial Periodic Rate Cap (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
1.001 - 1.500	2	411,990	0.22	205,995	7.5655	81.84	582	63.11	39.26
1.501 - 2.000	3	679,129	0.36	226,376	6.7311	80.00	646	58.77	45.24
2.501 - 3.000	719	180,865,866	95.76	251,552	7.3788	79.41	626	53.46	41.24
4.501 - 5.000	37	6,923,585	3.67	187,124	6.7849	80.85	642	67.05	39.23
Total:	761	188,880,570	100.00	248,200	7.3551	79.47	626	54.00	41.17

Group II Distribution by Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

Subsequent Periodic Rate Cap (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
0.501 - 1.000	744	184,374,935	97.61	247,816	7.3537	79.55	627	53.87	41.21
1.001 - 1.500	2	411,990	0.22	205,995	7.5655	81.84	582	63.11	39.26
1.501 - 2.000	15	4,093,645	2.17	272,910	7.3947	75.39	613	58.93	39.86
Total:	761	188,880,570	100.00	248,200	7.3551	79.47	626	54.00	41.17

Group II Distribution by Gross Margin of the Adjustable-Rate Loans

Gross Margin (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
less than or equal to 4.000	1	129,600	0.07	129,600	7.7500	90.00	662	100.00	44.95
4.001 - 4.500	2	404,788	0.21	202,394	6.2841	85.76	589	100.00	45.62
4.501 - 5.000	253	68,943,377	36.50	272,503	7.1123	83.39	641	42.40	41.90
5.001 - 5.500	291	69,764,187	36.94	239,739	7.0943	81.16	632	64.46	40.90
5.501 - 6.000	111	30,405,828	16.10	273,926	7.3590	77.76	612	52.70	41.38
6.001 - 6.500	22	6,269,999	3.32	285,000	7.7079	72.29	623	37.25	40.69
6.501 - 7.000	26	6,143,637	3.25	236,294	9.0549	61.29	558	71.53	39.57
7.001 - 7.500	49	6,177,598	3.27	126,073	10.6804	51.08	549	66.25	36.76
7.501 - 8.000	4	324,566	0.17	81,142	12.0022	61.53	535	73.40	39.51
8.001 - 8.500	2	316,990	0.17	158,495	8.9007	71.99	548	52.05	43.57
Total:	761	188,880,570	100.00	248,200	7.3551	79.47	626	54.00	41.17

Group II Distribution by Maximum Mortgage Rate of the Adjustable-Rate Loans

Maximum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
11.001 - 11.500	13	4,304,863	2.28	331,143	5.3908	78.82	680	86.66	46.12
11.501 - 12.000	50	13,671,873	7.24	273,437	5.8476	79.39	660	70.26	42.28
12.001 - 12.500	92	25,794,510	13.66	280,375	6.3363	79.48	653	55.40	43.08
12.501 - 13.000	175	46,650,033	24.70	266,572	6.7996	79.77	640	49.67	41.70
13.001 - 13.500	132	32,118,414	17.00	243,321	7.3205	79.31	627	53.00	40.91
13.501 - 14.000	95	24,336,357	12.88	256,172	7.7666	80.50	605	44.90	40.21
14.001 - 14.500	64	15,590,498	8.25	243,602	8.3215	83.98	610	50.11	39.54
14.501 - 15.000	65	14,844,643	7.86	228,379	8.8021	87.00	592	55.92	38.99
15.001 - 15.500	15	2,790,485	1.48	186,032	9.2669	75.87	619	35.52	42.01
15.501 - 16.000	14	2,293,445	1.21	163,817	9.8527	61.52	547	83.76	39.24
16.001 - 16.500	11	1,807,489	0.96	164,317	10.2373	53.24	560	70.23	29.78
16.501 - 17.000	7	1,319,834	0.70	188,548	10.7200	50.21	516	54.45	44.89
17.001 - 17.500	5	608,849	0.32	121,770	11.3166	47.96	553	34.29	38.97
17.501 - 18.000	16	2,146,613	1.14	134,163	11.8801	58.68	518	70.90	42.36
18.001 - 18.500	7	602,663	0.32	86,095	12.2811	60.00	513	82.66	34.87
Total:	761	188,880,570	100.00	248,200	7.3551	79.47	626	54.00	41.17

Group II Distribution by Minimum Mortgage Rate of the Adjustable-Rate Loans

Minimum Mortgage Rate (%)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
less than or equal to 4.000	1	129,600	0.07	129,600	7.7500	90.00	662	100.00	44.95
4.001 - 4.500	2	404,788	0.21	202,394	6.2841	85.76	589	100.00	45.62
4.501 - 5.000	243	66,298,444	35.10	272,833	7.0803	83.23	641	42.97	41.88
5.001 - 5.500	277	66,539,261	35.23	240,214	7.0859	81.20	634	64.99	41.14
5.501 - 6.000	120	32,459,729	17.19	270,498	7.3995	78.62	613	53.04	41.10
6.001 - 6.500	27	7,627,603	4.04	282,504	7.5244	73.83	621	38.51	40.13
6.501 - 7.000	27	6,553,821	3.47	242,734	8.8651	61.33	565	71.79	42.10
7.001 - 7.500	46	6,204,382	3.28	134,878	10.0693	54.77	568	62.39	36.85
7.501 - 8.000	7	1,230,926	0.65	175,847	9.6012	72.41	545	15.56	31.26
8.001 - 8.500	4	473,520	0.25	118,380	9.0230	64.90	556	44.70	35.38
8.501 - 9.000	4	650,933	0.34	162,733	10.9592	65.44	525	42.83	45.44
9.001 - 9.500	2	147,912	0.08	73,956	12.3671	49.88	509	100.00	24.81
9.501 - 10.000	1	159,650	0.08	159,650	9.8750	100.00	620	100.00	32.58
Total:	**761**	**188,880,570**	**100.00**	**248,200**	**7.3551**	**79.47**	**626**	**54.00**	**41.17**

Group II Distribution by Next Rate Adjustment Date of the Adjustable-Rate Loans

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
Dec-06	1	190,745	0.10	190,745	6.2500	80.00	599	100.00	34.65
Apr-07	3	788,304	0.42	262,768	6.4996	80.00	629	100.00	49.76
May-07	3	718,386	0.38	239,462	6.9277	81.32	613	100.00	38.01
Jun-07	6	2,028,686	1.07	338,114	7.0543	85.83	608	45.69	42.03
Jul-07	62	14,613,804	7.74	235,707	7.4812	78.41	614	62.01	41.63
Aug-07	271	67,303,427	35.63	248,352	7.3186	79.17	628	50.82	41.47
Sep-07	291	73,950,722	39.15	254,126	7.4472	79.49	629	53.24	41.32
Oct-07	30	7,513,022	3.98	250,434	7.2233	81.82	649	38.75	41.90
Jun-08	3	843,990	0.45	281,330	7.6599	86.02	585	81.99	33.59
Jul-08	6	1,757,112	0.93	292,852	7.5668	83.61	592	60.13	42.64
Aug-08	22	5,987,273	3.17	272,149	7.2013	78.89	606	55.42	39.40
Sep-08	23	5,441,348	2.88	236,580	7.6032	75.97	589	75.53	37.94
May-10	1	166,000	0.09	166,000	6.9300	80.00	630	0.00	37.25
Jun-10	1	314,480	0.17	314,480	6.9800	84.23	611	0.00	34.81
Jul-10	6	1,391,808	0.74	231,968	6.7814	82.15	622	75.59	41.96
Aug-10	16	2,982,210	1.58	186,388	6.8252	79.28	651	55.45	38.11
Sep-10	15	2,533,753	1.34	168,917	6.5348	80.57	637	76.41	38.90
Oct-10	1	355,500	0.19	355,500	7.8750	90.00	634	0.00	41.77
Total:	**761**	**188,880,570**	**100.00**	**248,200**	**7.3551**	**79.47**	**626**	**54.00**	**41.17**

Group II Distribution by State

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Orig. LTV	Wtd. Avg. FICO	% Full Doc Loan	Wtd. Avg. DTI
New York	131	39,072,508	14.73	298,263	6.8173	74.38	645	58.42	40.85
Florida	200	38,918,162	14.67	194,591	7.6405	83.28	620	65.67	41.01
Southern California	81	24,780,896	9.34	305,937	6.9303	76.33	630	47.66	42.46
New Jersey	85	22,784,316	8.59	268,051	7.2380	74.18	631	57.01	40.52
Virginia	61	16,466,600	6.21	269,944	7.4906	75.47	626	32.55	41.69
Maryland	63	15,258,137	5.75	242,193	7.2026	76.20	611	70.37	40.43
Georgia	84	14,396,732	5.43	171,390	7.5908	83.93	613	86.67	38.09
Northern California	46	13,690,490	5.16	297,619	6.8910	75.90	640	49.37	43.59
Texas	78	11,673,864	4.40	149,665	7.6549	83.16	611	64.60	38.65
Illinois	49	11,609,264	4.38	236,924	7.4928	80.01	628	53.35	40.57
Other	379	56,642,660	21.35	149,453	7.8793	77.98	610	58.83	39.24
Total:	**1,257**	**265,293,629**	**100.00**	**211,053**	**7.3876**	**78.02**	**624**	**58.64**	**40.56**

UBS

Mortgage Finance

Paul Scialabba*	Tel: (212) 713-9832
Patrick Fitzsimonds	Tel: (212) 713-6271
Sharmeen Khan	Tel: (212) 713-6252

Structuring / Collateral

Michael Boyle	Tel: (212) 713-4129
Jennie Tom	Tel: (212) 713-4701
Brian Kramer	Tel: (212) 713-1040

Trading / Syndicate

Jack McCleary	Tel: (212) 713-4330
Stu Lippman	Tel: (212) 713-4330

Rating Agencies

Moody's

Eric Fellows	Tel: (415) 274-1728
	Email: eric.fellows@moodys.com

S&P

Victor Bhagat	Tel: (212) 438-1130
	Email: victor_bhagat@sandp.com

Fitch

Kei Ishidoya	Tel: (212) 908-0238
	Email: kei.ishidoya@fitchratings.com
Marilyn Perez	